EXHIBIT D

Government of Jamaica

This description of the Government of Jamaica is dated as of December 30, 2009 and appears as Exhibit (d) to the Government of Jamaica’s Annual Report on Form 18-K to the US Securities and Exchange Commission for the fiscal year ended March 31, 2009.

EXCHANGE RATES

The following table shows exchange rate information for the selling of US dollars for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for the JA dollar. The official exchange rate published by the Bank of Jamaica for US dollars on December 15, 2009 was J$89.15 per US$1.00.

Foreign Exchange Rates

Year	Month	Average for Period(1)	End of Period	Percentage Change (End of Period)
		(spot weighted average ask in J$ for US$)

2004		61.39	61.63	1.67
2005		62.60	64.58	4.79
2006		65.98	67.15	3.98
2007		69.16	70.62	5.17
2008		73.36	80.47	13.95
2009	January	82.78	86.07	6.96	(2)
	February	88.06	88.30	2.59	(2)
	March	88.46	88.82	0.59	(2)
	April	88.98	89.01	0.21	(2)
	May	89.02	89.08	0.08	(2)
	June	89.09	89.07	(0.01	)(2)
	July	89.05	89.01	(0.07	)(2)
	August	88.99	89.00	(0.01	)(2)
	September	89.05	89.08	0.09	(2)
	October	89.16	89.24	0.18	(2)
	November	89.36	89.59	0.28	(2)

(1)	The weighted average of the exchange rates for annual periods is calculated as the simple average of end of month rates.
(2)	As compared to the prior month.

Source: Bank of Jamaica.

PRESENTATION OF CERTAIN INFORMATION

All references in this annual report on Form 18-K to “Jamaica” and the “Government” are to the Government of Jamaica, unless otherwise indicated. All references to “JA dollars” and “J$” are to Jamaica dollars, all references to “US dollars” and “US$” are to the lawful currency of the United States of America, or US, and all references to “€” are to Euro. Historical amounts translated into JA dollars or US dollars have been converted at historical rates of exchange. References to annual periods (e.g., “2008”) refer to the calendar year ended December 31, and references to fiscal year or FY (e.g., “FY 2007/08” or “FY 2008/09”) refer to Jamaica’s fiscal year ended March 31. All references to “tonnes” are to metric tonnes. Jamaica publishes external economy information, such as external debt and goods and services exported, in US dollars. All international currencies, such as external debt denominated in Euro, are translated into US dollars. Domestic economy information is published by Jamaica in Jamaica dollars. The base year for gross domestic product data contained in this Form 18-K was changed in 2003 from 1986 to 1996. Components contained in tabular information in this annual report on Form 18-K may not add to totals due to rounding. The term “N/A” is used to identify economic or financial data that is not presented for a particular period because it is not applicable to such period and “n.a.” for economic or financial data that is not available.

Statistical information included in this report is the latest official data publicly available. Financial data provided may be subsequently revised in accordance with Jamaica’s ongoing maintenance of its economic data.

# JAMAICA

Caribbean Sea
N
W
E
S
Montego Bay
Negril
Ocho Rios
Port Antonio
Mandeville
Spanish Town
Kingston
Caribbean Sea

THE BAHAMAS
CUBA
MEXICO
BELIZE
JAMAICA
HAITI
DOM. REP.
HONDURAS
EL SALVADOR
NICARAGUA
COSTA RICA
PANAMA
COLOMBIA
VENEZUELA

JAMAICA

History

Originally settled by the Arawak Indians, Jamaica was first visited by Christopher Columbus in 1494 on his second voyage to the New World. Jamaica’s name derives from the Arawak word “Xaymaca”, which means “Land of Wood and Water”. In 1655 Admiral William Penn and General Robert Venables led a British force that conquered the island, ousting the Spaniards. Over the next 40 years, Jamaica became the stronghold of the Caribbean buccaneers who transformed Port Royal, then the island’s commercial center, into the richest city in the New World. The sugar industry, supported to a great extent by slaves transported from Africa until the abolition of slavery in 1834, formed the basis of the island’s economy. During its three centuries as a British colony, Jamaica was variously administered by a governor and a planter-controlled legislature, by British Crown Colony rule from London, England, and by limited representative government in the late 19th and early 20th centuries. The Government granted universal adult suffrage in 1944. From 1958 to 1961, Jamaica was a member of the now-defunct West Indies Federation, which encompassed all of Britain’s Caribbean colonies. Although plans for independence first appeared in the 1940s, internal self-government did not begin until 1959. On August 6, 1962, Jamaica became an independent country within the British Commonwealth.

The historical development of the island has influenced Jamaican national symbols. Jamaica’s flag, a diagonal cross of gold on a green and black background, represents the statement, “The sun shineth, the land is green and the people are strong and creative”. The national crest incorporates the original Arawak inhabitants with the legend “Out of Many, One People,” which reflects the country’s multiracial heritage. Jamaica’s reggae music enjoys international renown.

Territory and Population

Jamaica, the third largest island in the Caribbean Sea, is located 558 miles (898 kilometers) southeast of Miami, Florida, 90 miles (144.8 kilometers) south of Cuba and 100 miles (160.9 kilometers) southwest of Haiti. The island has an area of 4,411 square miles (11,420 square kilometers), and its highest point is the Blue Mountain Peak, which rises 7,402 feet (2,256 meters) above sea level. The capital city, Kingston, located on the island’s southeast coast, also serves as Jamaica’s major commercial center. The natural harbor in Kingston is the seventh largest in the world. The country’s second-largest city, Montego Bay, located on the island’s northwest coast, is Jamaica’s main center for tourism. See “The Jamaican Economy—Principal Sectors of the Economy—Tourism”.

From 2004 to 2008, Jamaica’s population grew at an average rate of approximately 0.5% per year. At December 31, 2008, Jamaica’s population was estimated at 2,692,400, a 0.4% increase over the December 31, 2007 population of 2,682,100. The last official census taken in 2001 indicated that 48.0% of Jamaica’s population lives in rural areas while 52.0% lives in urban areas. Jamaica’s official language is English, and a majority of the population speaks a dialect.

Society

Diverse religious beliefs are represented in Jamaica, although Christian denominations predominate. Other major religious groups include adherents to the Rastafari, Bahai, Islamic and Jewish faiths.

Jamaica’s educational system is based on the British system. The school system consists of a pre-primary cycle of two years, followed by a primary cycle of six years and a secondary cycle of five years. In some instances students pursue two years of additional secondary education. The educational system accommodates a variety of public and private schools. Post-secondary education is available to qualified candidates at community colleges, the University of Technology, Northern Caribbean University and the Jamaican campus of the University of the West Indies.

In addition to the formal school system, Jamaica has an adult literacy program, which contributed to reducing the illiteracy rate from 32.2% in 1987 to 24.6% in 1994, according to a 1994 survey. No comparable survey has been undertaken since 1994. There is also a government-directed employment and resource training program, which helps place high school graduates with private sector firms for “on-the-job” training. In addition, Jamaica instituted “Lift Up Jamaica”, a government-sponsored program that hires unemployed youths to do basic infrastructure work on a short-term basis.

In 2008, the average number of unemployed persons was 137,300, an increase of 10.6% from 124,150 in 2007. The average unemployment rate was 10.6% in 2008, an increase from 9.7% in 2007. See “The Jamaican Economy—Employment and Labor”. The unemployment rate in Jamaica during the past six years has been relatively stable, ranging from a high of 11.4% in 2003 to a low of 9.7% in 2007. Recent macro- and micro-economic developments have caused the unemployment rate to increase in 2008.

The following table shows selected social indicators applicable to Jamaica for the five years ended December 31, 2008:

Social Indicators

	2004		2005		2006		2007		2008
Real GDP per capita(1)	J$	183,323.1	J$	184,305.6	J$	188,406.8	J$	190,316.5	187,712.7
Perinatal Mortality Rate (per thousand)(2)		27.4		31.2		28.2		35.3	28.5

(1)	In constant 2003 prices.
(2)	Defined as deaths in government hospitals occurring anytime from 28 weeks of pregnancy until seven days after birth.

Source: Statistical Institute of Jamaica, Planning Institute of Jamaica and Ministry of Health—Information Unit.

Governmental Structure and Political Parties

The Jamaica (Constitution) Order in Council 1962, or the Constitution, is the supreme law of Jamaica and sets forth the basic framework and legal underpinnings for governmental activity in Jamaica. The Constitution came into effect when Jamaica became an independent country on August 6, 1962, and includes provisions that safeguard the fundamental freedoms of the individual. While a simple majority of Parliament can enact amendments to the Constitution, certain amendments require ratification by a two-thirds majority in both houses of Parliament, and amendments altering fundamental rights and freedoms require the additional approval of a national referendum.

Jamaica is a parliamentary democracy based upon the British Westminster model and is a member of the British Commonwealth. The Head of State is the British Monarch, who is represented locally by the Governor-General of Jamaica. Traditionally, the British Monarch appoints the Governor-General upon the recommendation of Jamaica’s Prime Minister. The actions of the Governor-General are, in most cases, of a purely formal and ceremonial nature. General elections are constitutionally due every five years, at which time all seats in the House of Representatives will be up for election. The Constitution permits the Prime Minister to call elections at any time within or shortly beyond the five-year period, consistent with the Westminster model.

National legislative power is vested in a bicameral Parliament composed of a House of Representatives and a Senate. The House of Representatives comprises 60 members elected by the people in the general elections. The Senate comprises 21 members appointed by the Governor-General, 13 of whom are appointed on the advice of the Prime Minister and eight of whom are appointed on the advice of the Leader of the Opposition. The President of the Senate is elected by its members. The members of the House of Representatives select their own chairman, known as the Speaker. The Prime Minister, usually the member most likely to command the support of the majority of the members of the House of Representatives, is appointed by the Governor-General.

In addition to the national governing bodies, local government is administered through 12 parish councils and a statutory corporation that administers the Kingston and St. Andrew (KSAC) areas and the Municipality of Portmore. The results of the last local government election, which took place in December 2007, accorded the ruling Jamaica Labour Party, or JLP, 9 of the 12 parish councils and the KSAC. Both the JLP and the People’s National Party, or PNP, shared the St. Ann Parish Council. The PNP won the Municipality of Portmore.

The principal policy-making body of the Government is the Cabinet, which is responsible for the general direction and control of Jamaica and whose members are collectively accountable to Parliament. The Cabinet consists of the Prime Minister and no fewer than 11 other members of the two Houses of Parliament. No fewer than two, and no more than four members must be selected from the Senate. The Governor-General appoints members of the Cabinet upon the recommendation of the Prime Minister.

The Jamaican judicial system is based on English common law and practice and consists of a Supreme Court, a Court of Appeal and local courts. Final appeals are made to the Judicial Committee of the Privy Council in the United Kingdom, or UK. A number of Caribbean nations, including Jamaica, are currently discussing the establishment of a Caribbean Court of Justice to replace the Judicial Committee of the Privy Council for those nations. Jamaica has signed an agreement to establish the Caribbean Court of Justice. In April 2005, Jamaica passed the Caribbean Court of Justice (Original Jurisdiction) Act 2005. The Act provides for the implementation of the provisions of the Agreement establishing the Caribbean Court of Justice in its original jurisdiction. The Caribbean Court of Justice, in its original jurisdiction, will hear and determine matters relating to the interpretation and application of the Revised Treaty of Chaguaramas establishing the Caribbean Community and Common Market.

Two major political parties dominate Jamaica’s political system. From Jamaica’s independence on August 6, 1962 until 1972, the JLP formed the government; then the PNP assumed power in 1972. In late 1980, the JLP returned to power until February 1989, when Michael Manley led the PNP to victory and became Prime Minister. In 1992, Prime Minister Manley resigned as Prime Minister and leader of the PNP and was succeeded by Percival James (“P.J.”) Patterson, who was elected Prime Minister in 1993. In 1995, a former Chairman of the JLP formed a third political party, the National Democratic Movement. In the 1997 general election, the PNP won 51.7% of the votes cast, and P.J. Patterson returned to the office of Prime Minister. In March 2006, Prime Minister Patterson resigned as Prime Minister and leader of the PNP and was succeeded by Portia Simpson-Miller.

Jamaica held its most recent general election on September 3, 2007. As a result of that election, the JLP won 49.98% of the votes cast, and Bruce Golding became Prime Minister. The recent changes in the leadership of the country had no material effect on the economy of Jamaica.

The following table shows the parliamentary electoral results for the past six general elections:

Parliamentary Electoral Results

	1983(1)	1989	1993	1997	2002	2007
	(number of representatives)

People’s National Party	0	45	52	51	34	28
Jamaica Labour Party	60	15	8	9	26	32

(1)	The People’s National Party did not contest the 1983 election, and the eight opposition senators were appointed as independents by the Governor-General.

Source: Office of the Prime Minister.

International Relationships

Jamaica maintains diplomatic relations with almost every nation in the world. Jamaica is a member of the United Nations and its affiliated institutions, including the Food and Agriculture Organization, the International Monetary Fund, the World Bank Group, the World Health Organization, the World Tourism Organization, the International Seabed Authority and the United Nations Environment Program. It is also a member of several other regional and international bodies, including the World Trade Organization (WTO); the African, Caribbean Pacific Group of States; the Association of Caribbean States (ACS); the Caribbean Community and Common Market (CARICOM); the Commonwealth; the Latin American Economic System; and the Organization of American States.

Jamaica is a signatory to the Cotonou Partnership Agreement and is also a beneficiary of the Caribbean Basin Economic Recovery Act and the Caribbean-Canada Trade Agreement (CARIBCAN). In addition, as a member of the United Nations bloc of developing countries known as the Group of 77, Jamaica is eligible for the Generalized

System of Preferences. Jamaica is also a member of the Group of 15, a group of 18 states focused on cooperation among developing countries in the areas of trade, investment and technology.

Jamaica receives preferential tariff treatment on most of its products pursuant to, among others, the trade agreements described below.

WTO – Doha Development Round

Jamaica has been participating in the WTO’s Doha Development Round, aimed at further liberalizing trade at the global level, since it was launched in Doha, Qatar in 2001. These negotiations were scheduled to be concluded in 2005 but are still in progress due to various unresolved issues.

Caribbean Community and Common Market

CARICOM is a regional common market established by the Treaty of Chaguaramas in 1973 with the objectives of promoting the integration of the economies of the member states, coordinating the foreign policies of the independent member states and engaging in functional cooperation in the provision of services such as education, health and transportation among its member states. CARICOM currently has 15 members, consisting of the 12 independent English-speaking Caribbean territories and Suriname, Haiti and Montserrat. In addition, Cuba and the Dominican Republic, which are not members of CARICOM, have “observer status” in respect of some of the organs of CARICOM.

CARICOM’s principal activities have been in the area of economic integration by means of the creation of a Caribbean Common Market. However, members have also established common institutions in the areas of policy formulation and cooperation in the provision of such services as education and health, and in such other areas as labor matters, agriculture, transportation, communications, tourism and disaster preparedness. CARICOM has agreed to amend the Treaty of Chaguaramas to establish the CARICOM Single Market and Economy, or CSME. The CSME would allow for the free movement of goods, capital, persons and services throughout the member states. The free movement of goods existed under the previous CARICOM treaty, and Jamaica already complies with this phase. As part of the CSME, CARICOM members would also liberalize fiscal and monetary policies. These initiatives have not been formalized nor has a timeframe been established. Central banks of member states are currently reviewing options and discussing possible parameters and time frames.

In January 2006, the CARICOM Single Market (CSM), the first phase of the CSME, was launched by Jamaica, Barbados, Belize, Guyana, Suriname and Trinidad and Tobago. The members of the Organization of Eastern Caribbean States joined the CSM in July 2006. The CSM contemplates the free movement of goods and services.

The CSME contemplates the free movement of capital and persons. Jamaica has already transitioned into the free movement of capital. Member states are taking legislative and administrative actions to give effect to the free movement of skilled labor.

Caribbean-Canada Trade Agreement

The CARIBCAN is an agreement entered into by Canada and the CARICOM countries in 1986. This agreement established a program for trade, investment and industrial cooperation, and features the unilateral extension by Canada of preferential duty-free access to the Canadian market for many imports from CARICOM countries. CARIBCAN’s basic objectives are to enhance the Caribbean region’s existing trade and export earnings, improve its trade and economic development prospects, promote new investment opportunities, and encourage enhanced economic integration and cooperation within the region. CARICOM plans to negotiate a trade and development agreement with Canada to replace the CARIBCAN.

The Caribbean Basin Economic Recovery Act

The Caribbean Basin Initiative, or CBI, became effective on January 1, 1984, and represents a program of economic assistance by the United States to Caribbean countries designed to stimulate economic growth and to present new opportunities for development in the region. The Caribbean Basin Economic Recovery Act, an unprecedented trade proposal for the duty-free access of Caribbean products exported to the United States, forms the centerpiece of the program. The trade agreement was the first means by which the United States extended preferential trade provisions to any regional group of countries. All exports from Jamaica (other than specifically excluded products such as garments and textiles, footwear and other leather goods and petroleum products) benefit from the elimination of tariffs, which were as high as 44.0% at the time of entry into the United States. The US Congress subsequently passed the Caribbean Basin Recovery Expansion Act, or CBI II, in 1990, which improved the conditions of the original agreement by extending the life of the CBI and providing limited duty-free treatment for articles that had been excluded.

The Trade and Development Act of 2000

The Trade and Development Act of 2000, which includes the Caribbean Basin Trade Partnership Act, became effective on October 1, 2000, and contains tariff preferences on goods currently excluded from CBI II that are similar to the tariff preferences under the North American Free Trade Agreement, or NAFTA. The legislation provides for the reduction of tariffs by the United States on a variety of imports from Caribbean and Central American countries. Of these countries, 25 Caribbean and Central American countries presently trade with the US under CBI II. As part of the Trade and Development Act of 2000, certain Jamaican exports not currently eligible for duty-free treatment under CBI II, such as textiles, receive treatment equivalent to that granted to comparable exports from Mexico under NAFTA. These provisions of the Trade and Development Act of 2000 relating to products excluded from CBI II will be in force for ten years, through September 2010.

Generalized System of Preferences

Under the aegis of the United Nations Conference on Trade and Development, the Generalized System of Preferences was designed to afford developing countries preferential access for a wide range of their exports to the markets of developed countries. The Generalized System of Preferences is an export-promotion tool with the objectives of increasing the export earnings of developing countries, promoting industrialization in developing countries and accelerating the rate of economic growth in developing countries.

Cotonou Partnership Agreement

In February 2000, the European Union and the African Caribbean Pacific group of countries, or ACP, concluded negotiations for a new 20-year trade, industrial, financial and technical cooperation agreement. Jamaica ratified the new agreement, known as the Cotonou Participation Agreement, in February 2001 and, following ratification by 75% of ACP member states and all EU members, the agreement formally entered into force on April 1, 2003. The agreement was reviewed in 2005. It now provides for:

•	financial aid for the ACP;

•	industrial and technological cooperation aimed at promoting a better international division of labor along lines advantageous to the ACP; and

•	joint institutions to supervise observance of the agreement and to promote discussion between the groups of countries.

The trade provisions of the Cotonou Partnership Agreement have been superseded by the CARIFORUM-EC Partnership Agreement, as described below. The Cotonou Partnership Agreement will be reviewed again in 2010.

The CARIFORUM-EC Partnership Agreement

The CARIFORUM-EC Partnership Agreement, which replaces the trade provisions of the Cotonou Partnership Agreement, was signed in October 2008. This free trade agreement provides for duty-free, quota-free access to the EU market for most goods, as of January 1, 2009. The CARIFORUM-EC Partnership Agreement is currently being provisionally applied, and Jamaica is in the process of implementing this agreement. This agreement has a strong development component.

The CARIFORUM-EC Partnership Agreement is reciprocal and asymmetrical in nature. It covers trade in services and trade-related subjects. This agreement will also cover trade in traditional export products, such as sugar, bananas, rum and rice, which will ultimately enter the EU duty-free and quota-free. The EU’s preferential system for bananas ended on January 1, 2006, and the sugar regime which existed under the Cotonou Partnership Agreement ended on September 30, 2009. As of October 1, 2009, ACP sugar exporters have duty-free, quota-free access to the EU market under a managed system lasting until 2015. Thereafter, sugar will enter the EU market duty-free and quota-free under the CARIFORUM-EC Partnership Agreement.

THE JAMAICAN ECONOMY

General

Jamaica operates as a mixed, free market economy with state enterprises as well as private sector businesses. Major sectors of the Jamaican economy include agriculture, mining, manufacturing, tourism and financial and insurance services. As an open economy, Jamaica is well integrated into the global economy with intraregional trade contributing prominently to overall economic activity.

Since the early 1980’s, successive governments have implemented structural reforms aimed at fostering private sector activity and increasing the role of market forces in resource allocation. During this period, a large share of the economy has been returned to private sector ownership through divestment and privatization programs in areas such as agriculture, tourism, transportation, banking, manufacturing and communications. See “—Privatization”. Deregulation of markets, the elimination of price subsidies and price controls and the reduction and removal of trade barriers have reduced or eliminated production disincentives and anti-export biases.

In the early 1990’s, the reform process in Jamaica gained momentum with, among other developments, the liberalization of the foreign exchange market and the overhaul and simplification of the tax system. In addition to changes in personal income tax and corporate tax regimes, a number of indirect taxes were removed and replaced with a value-added tax. A Tax Administration Reform Project was implemented in 1994 aimed at broadening the tax base, facilitating voluntary compliance with the tax laws, improving the effectiveness of tax administration and tax collection and controlling tax evasion. To enhance compliance, Jamaica implemented a Tax Registration Number system aimed at broadening the tax base through the assignment of identification numbers to individuals and businesses. See “Public Finance—Tax Reform”.

In 2009, Jamaica introduced a new strategic plan for the country’s growth and development—Vision 2030 Jamaica. This strategic plan aims at enabling Jamaica to achieve developed country status by 2030, and is based on the following seven guiding principals: transformational leadership, partnership, transparency and accountability, social cohesion, equity, sustainability, and urban and rural development. Vision 2030 Jamaica seeks to redefine the strategic direction of Jamaica by moving from dependence on lower forms of capital, such as tourism and basic agricultural commodities, to higher forms of capital, such as cultural, human, knowledge and institutional capital stocks.

Recent Economic Crisis

Beginning in the second half of 2007, the short-term funding markets in the United States encountered several issues, leading to liquidity disruptions in various markets. In particular, subprime mortgage loans in the United States began to face increased rates of delinquency, foreclosure and loss. These and other related events have had a significant adverse impact on the international economic environment, including the global credit, commodities and financial markets as a whole and have resulted in bankruptcy filings by, and the acquisition, restructuring and nationalization of, certain international financial institutions. Regulators in the United States, Europe, Latin America and the Caribbean have taken steps in response to these unprecedented conditions. Regulators in Jamaica have taken only limited actions mainly due to the country’s more than sufficient capital adequacy requirements for financial institutions and regulatory protections that were already in place as a result of Jamaica’s regulatory and supervisory reforms in the late 1990s and the early 2000s. Although Jamaica has limited exposure to subprime assets and financially distressed international financial institutions, the country has been affected by the contraction of liquidity in the international financial markets, the volatility in commodity prices, and the contraction in growth in some of Jamaica’s most important tourism clientele and export markets. Gross domestic product, or GDP, contracted in 2008 and during the first half of 2009 as compared to 2007 and the first half of 2008, respectively. In addition, continuing market conditions have also had adverse effects on the Jamaican economy, including:

•	a decrease in exports and domestic demand for the first half of 2009, when compared to the first half of 2008;

•	a decrease in net foreign direct investment inflows;

•	a decrease in tourist expenditures;

•	a decrease in remittances from Jamaicans living abroad;

•	depreciation of the Jamaican dollar against the US dollar from J$80.47, as of December 31, 2008 to J$88.82 as of March 31, 2009;

•	a decrease in credit availability as financial intermediaries adopt more restrictive lending policies and access to foreign credit decreases; and

•	a decrease in the prices of international commodities, specifically bauxite and alumina.

Beginning in the last quarter of 2008, the government took preventive fiscal and monetary actions in response to the then current adverse international economic environment. It announced that it had taken certain steps to address the impact of the global economic crisis. These steps included the following:

•	provision of support to the tourism sector to mitigate cash flow constraints and help sustain activity through the extension of credit lines, tax cuts and other mechanisms;

•

provision of liquidity to Jamaican financial institutions through the Bank of Jamaica, providing US$170 million in order to satisfy financial agreements related to payments on Government global bonds held with institutions abroad;

•	provision of support to small businesses through the extension of credit lines, tax cuts and other mechanisms;

•

provision of support to the productive and manufacturing sectors through the extension of credit lines, the temporary removal of Customs User Fees payable on capital goods and raw materials, tax cuts and other mechanisms;

•	entry into a US$300 million credit facility agreement with the Inter-American Development Bank to provide loans to the productive sector through commercial banks and the Export-Import Bank; and

•	provision of support to individuals through an increase in the income tax threshold.

See “Public Finance—Tax Reform.”

Gross Domestic Product

The Jamaican economy contracted by 0.9% in 2008, following nine years of real growth in gross domestic product, or GDP. This was the result of a 4.0% decrease in the goods producing industries, which was partially offset by a 0.1% increase in the services industries. The decrease in the goods producing industries was primarily a result of decreases in the construction, agriculture, forestry, and fishing, and mining and quarrying industries. The economy was negatively affected by increased prices of oil and other international commodities in the first half of the year and the global economic crisis in the latter part of the year. In 2008, the construction industry contracted by 6.7%, while the agriculture, forestry and fishing industry contracted by 5.2%, primarily as a result of a decline in the traditional export agriculture industry of 11.8% in 2008 when compared to 2007. The mining and quarrying industry declined by 2.5%, as the bauxite and alumina group declined by 1.9%. The manufacturing industry declined by 1.4%.

The increase in the services industries in 2008 was mainly due to an increase in the hotels and restaurants industry of 2.2%, which was offset by a decrease in the transport, storage and communication industry of 2.3%. Real estate, renting and business activities grew by 1.2%, electricity and water grew by 0.9%, finance and insurance services grew by 0.8%, and other services grew by 0.5%. The decline in the transport, storage and communication industry is in contrast to the growth experienced by the industry over the last decade. This downturn was caused primarily by the reduction in the number of passengers travelling through the airports, the reduction in the number of routes flown by the national carrier and the decrease in the volume of cargo handled at the ports. Among the services industries in 2008, the wholesale and retail trade industry, which is the largest contributor to total value-added (18.9%), decreased by 0.2% in 2008. Producers of government services contracted marginally by 0.1%.

There are no commercial reserves of oil, gas or coal in Jamaica, and the country receives approximately 96.0% of its energy requirements from imported oil. The Government has been in negotiations with the governments of the Republic of Trinidad and Tobago and the Bolivarian Republic of Venezuela to have natural gas exported from each country to Jamaica. However, no agreements have been reached and no construction has begun of any natural gas import facilities. Increases in global oil prices may have a significant adverse effect on the Jamaican economy, particularly the competitiveness of the mining and quarrying and manufacturing sectors. Domestic energy output is limited to small hydropower plants, wood burning and the fiber left over from milled sugar cane. The main sources of imports of fuel are the Bolivarian Republic of Venezuela, the United Mexican States and the United States.

The Petrocaribe Agreement

On August 23, 2005, Jamaica entered into the Petrocaribe Energy Cooperation Agreement, or Petrocaribe Agreement, with the government of the Bolivarian Republic of Venezuela, effective as of June 29, 2005, for an automatically renewable one-year term. The Petrocaribe Agreement has been renewed annually since 2005. Under the arrangement, Venezuela has agreed to make available to Jamaica a portion of the value of Jamaica’s purchases of oil as a concessionary loan facility, the terms of which are determined by the prevailing price per barrel of oil internationally. Currently, the amount of concessionary financing available averages 40% of the value of purchases, which is to be repaid over 25 years, including a two-year grace period, at an interest rate of 1.0%. The terms of the Petrocaribe Agreement limit the concessionary flows to purchase of a maximum of 23,500 barrels per day (23,500 Bbl/day) of crude oil, refined products and liquefied petroleum gas (LPG) or its energy equivalents, supplied directly to Jamaica for its internal consumption. Prices for products are based on prevailing rates in the international oil market and deliveries to Jamaica are subject to the commercial policies and practices of Petroleos de Venezuela S.A., or PDVSA. Jamaica has the option of providing alternative forms of payments through goods and services. The Petrocaribe Agreement may be modified or terminated by Venezuela upon 30 days written notice to Jamaica.

In 2006, Parliament authorized the establishment of the Petrocaribe Development Fund to undertake the following activities in relation to the Petrocaribe Agreement:

•	manage loan proceeds that flow to Jamaica;

•	provide financing for approved projects and receive loan repayments from borrowers; and

•	meet debt service obligations to Venezuela arising from the Agreement.

At March 31, 2009, actual inflows into the Petrocaribe Development Fund totaled US$842.5 million. Approximately US$147.0 million of this total is specifically allocated to Air Jamaica to support its operations, in particular to ameliorate the impact of rising oil prices on its operations.

The following table shows real GDP by economic sectors at constant 1996 prices and as a percentage of GDP for the five years ending December 31, 2008:

Sectoral Origin of Gross Domestic Product(1)

	2004		2005		2006		2007		2008
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of J$ at constant 1996 prices, except percentages)
Agriculture, Forestry and Fishing:	25,196	5.2	23,491	4.8	27,286	5.4	25,696	5.0	24,362	4.8
Traditional Export Agriculture	4,676	1.0	2,978	0.6	4,840	1.0	4,705	0.9	4,152	0.8
Other Agricultural Crops and Post-Harvest Crop Activities	14,483	3.0	14,244	2.9	16,259	3.2	14,782	2.9	13,957	2.8
Animal Farming, Forestry and Fishing	6,037	1.2	6,269	1.3	6,187	1.2	6,209	1.2	6,254	1.2
Construction	40,126	8.3	43,125	8.8	42,297	8.4	44,230	8.7	41,286	8.2
Manufacture	46,245	9.6	44,215	9.1	43,225	8.6	43,541	8.6	42,925	8.5
Mining and Quarrying:	19,659	4.1	20,213	4.1	20,396	4.1	19,864	3.9	19,370	3.8
Bauxite and Alumina	18,577	3.8	19,097	3.9	19,429	3.9	18,778	3.7	18,424	3.7
Quarrying incl. Gypsum	1,082	0.2	1,116	0.2	967	0.2	1,086	0.2	946	0.2

Total Goods	131,227	27.1	131,043	26.8	133,204	26.5	133,331	26.2	127,943	25.4

Wholesale & Retail Trade; Repairs and Installation of Machinery	91,017	18.8	92,329	18.9	94,403	18.8	96,040	18.9	95,878	19.0
Electricity and Water Supply	15,762	3.3	16,416	3.4	16,949	3.4	17,044	3.3	17,198	3.4
Financial & Insurance Services	54,379	11.2	54,132	11.1	55,384	11.0	57,269	11.2	57,739	11.4
Producers Of Government Services	58,144	12.0	58,294	11.9	58,579	11.7	59,366	11.7	59,323	11.8
Hotels & Restaurants	23,664	4.9	24,734	5.1	27,230	5.4	27,321	5.4	27,930	5.5
Real Estate, Renting & Business Activities	46,234	9.6	46,871	9.6	47,679	9.5	49,190	9.7	49,801	9.9
Transport, Storage & Communication	57,546	11.9	58,068	11.9	60,651	12.1	62,665	12.3	61,251	12.1
Other Services	31,228	6.5	32,078	6.6	33,380	6.7	34,076	6.7	34,239	6.8

Total Services	377,975	78.2	382,923	78.4	394,256	78.6	402,969	79.1	403,357	80.0

Less: Financial Intermediation Services Indirectly Measured (FISIM)	25,577	5.3	25,483	5.2	25,713	5.1	27,051	5.3	26,879	5.3

Gross Domestic Product	483,625	100.0	488,484	100.0	501,746	100.0	509,249	100.0	504,422	100.0

(1)	The Jamaican System of National Accounts has undergone a comprehensive revision. The revision included: (1) the compilation of the national accounts in line with the United Nations System of National Accounts 1993 (1993 SNA); (2) incorporation of new and revised data into the estimates; (3) revision of the national accounts classification of industries; and (4) rebasing of the constant price estimates from 1996 to 2003.

Source: Statistical Institute of Jamaica.

The following table shows the rate of growth of real GDP by economic sectors at constant 1996 prices for the five years ended December 31, 2008:

Rate of Growth of Real GDP by Sector(1)

	2004	2005	2006	2007	2008
	(%)
Agriculture, Forestry and Fishing:	(11.2)	(6.8)	16.2	(5.8)	(5.2)
Traditional Export Agriculture	(15.4)	(36.3)	62.5	(2.8)	(11.8)
Other Agricultural Crops and Post-Harvest Crop Activities	(14.0)	(1.6)	14.1	(9.1)	(5.6)
Animal Farming, Forestry and Fishing	0.3	3.8	(1.3)	0.4	0.7
Construction	8.4	7.5	(1.9)	4.6	(6.7)
Manufacture	1.4	(4.4)	(2.2)	0.7	(1.4)
Mining and Quarrying:	2.2	2.8	0.9	(2.6)	(2.5)
Bauxite and Alumina	3.1	2.8	1.7	(3.4)	(1.9)
Quarrying incl. Gypsum	(10.4)	3.2	(13.4)	12.4	(12.9)

Total Goods	0.8	(0.1)	1.6	0.1	(4.0)

Wholesale & Retail Trade; Repairs and Installation of Machinery	1.5	1.4	2.2	1.7	(0.2)
Electricity and Water Supply	(0.1)	4.2	3.2	0.6	0.9
Financial & Insurance Services	2.8	(0.5)	2.3	3.4	0.8
Producers Of Government Services	0.2	0.3	0.5	1.3	(0.1)
Hotels & Restaurants	4.3	4.5	10.1	0.3	2.2
Real Estate, Renting & Business Activities	1.9	1.4	1.7	3.2	1.2
Transport, Storage & Communication	1.4	0.9	4.4	3.3	(2.3)
Other Services	2.4	2.7	4.1	2.1	0.5

Total Services	1.7	1.3	3.0	2.2	0.1

Less: Financial Intermediation Services Indirectly Measured (FISIM)	1.6	(0.4)	0.9	5.2	(0.6)

Gross Domestic Product	1.4	1.0	2.7	1.5	(0.9)

(1)	The Jamaican System of National Accounts has undergone a comprehensive revision. The revision included: (1) the compilation of the national accounts in line with the United Nations System of National Accounts 1993 (1993 SNA); (2) incorporation of new and revised data into the estimates; (3) revision of the national accounts classification of industries; and (4) rebasing of the constant price estimates from 1996 to 2003.

Source: Statistical Institute of Jamaica.

Principal Sectors of the Economy

Tourism

The tourism industry is the leading gross earner of foreign exchange for Jamaica and makes a significant contribution to employment. Tourism accounted for 41.7% of gross foreign exchange earnings from the productive sector in 2008. In 2008, the accommodation sub-sector alone employed approximately 35,257 persons. Visitor arrivals in Jamaica have increased in the last decade, from 1.9 million visitors in 1998 to 2.9 million visitors in 2008. Total visitors’ accommodation has also grown during the last decade, from 22,715 rooms in 1998 to 27,514 rooms in 2008.

During 2008, visitor arrivals decreased 0.7%, from 2,880,829 in 2007 to 2,859,534 in 2008. This follows a decline of 4.5% to 2,880,829 in 2007 compared to an all-time high of 3,015,358 in 2006. The decline in 2008 in visitor arrivals was primarily a result of a decrease in cruise passengers, which was offset in part by an increase in stopover visitors. The number of cruise passengers declined due to the global economic slowdown. Stopover arrivals to Jamaica increased by 3.9% from 1,700,785 in 2007 to 1,767,271 in 2008. This increase was a result of a combination of factors, including Government support of increased marketing and the private tourism industry offering attractive rates. For the first quarter of 2008, Jamaica recorded a double digit increase in the number of stopover arrivals visiting the destination. During this period, Jamaica recorded a 13.3% growth in arrivals. In the second quarter of 2008, this growth trend began to decelerate, as this period saw a 3.7% growth in arrivals. During the third quarter of 2008, stopover arrivals declined by less than 1%, with 419,951 arrivals, as compared to 421,773 arrivals in the third quarter of 2007. In the fourth quarter of 2008, stopover arrivals declined by 1.1%, with 407,968 arrivals compared to 412,705 recorded in the fourth quarter of 2007. Several factors can be identified as having had a negative impact on Jamaica’s stopover arrivals during the last quarter of 2008. The first factor was the downturn in outbound travel from the US market due to the worsening economic situation in the United States. For the first six months of 2008, stopover arrivals from the US increased by 6.4%. This growth turned to a negative 3.4% during the subsequent six months of 2008. A second factor was higher fuel prices, which led to a sharp rise in overall airline costs, which in turn led to increased airfares. The airlines reacted to higher oil prices by rationing routes and frequencies of flights and limiting the growth in capacity. Third, although the 2008 hurricane season was termed quite mild, Tropical Storm Gustav caused a disruption to the industry during the month of August.

For the first six months of 2009, total visitor arrivals were 1,522,117, a decrease of 4.0% compared to the same period of 2008, which was mainly a result of a decrease in cruise passengers. In the first six months of 2009, cruise passengers totaled 550,924, a decrease of 14.7% compared to the same period of 2008 and stopover arrivals totaled 971,191, a 3.4% increase over the same period of in 2008. The number of cruise passengers decreased due to the effects of the global economic slowdown. The increases in stopover arrivals in the first six months of the year reflect the results of the wide-ranging marketing and sales activities Jamaica has embarked upon to encourage travel from Jamaica’s major tourist markets—the United States and Canada—as well as attractive pricing offered by the private tourism industry. In addition, Jamaica continued to secure adequate airlift out of major airport hubs allowing more visitors easy access to the destination.

Stopover arrivals increased by 1.3% from 1,678,905 in 2006 to 1,700,785 in 2007. The increase is a result of a combination of Government support of increased marketing and the private tourism industry offering attractive rates. The decline in visitor arrivals in 2007 was due to a number of factors. Stopover arrivals were affected by the revitalization of Cancun, Mexico as a competing destination; the Western Hemisphere Travel Initiative, which requires all persons, including US citizens traveling by air between the US and the Caribbean, to have a passport; and the introduction of a Caricom Visa, which was required for travel in the Caribbean during Cricket World Cup, held between the months of February and May 2007. Cruise ship passengers’ arrivals, which declined by 11.8% in 2007, were affected by the passage of Hurricane Dean, which caused the diversion of ships from Jamaica due to the bad weather.

The United States, Jamaica’s major tourist market, accounted for 65.1% of total stopover visitors in 2008, compared to 66.6% in 2007. The decline in market share was due primarily to the increased share of stopover arrivals from the Canadian market. Jamaica’s share of visitors from Canada has grown from a 7.9% share in 2005 to 13.4% in 2008. Jamaica’s share of visitors from Europe decreased from 17.0% in 2007 to 16.1% in 2008. Average hotel room occupancy was 60.4 in 2008, 63.2% in 2007 and 62.8% in 2006. Approximately 74.1% of hotel rooms in Jamaica are in the all-inclusive hotel category. In 2008, the average room occupancy rate of all-inclusive hotels was 67.9%. Three hotel chains—Sandals Resorts International Limited, SuperClubs and RIU Resorts—operate the majority of the all-inclusive rooms.

Investment in visitor accommodation is growing as a number of major hotel projects reached completion, mainly along the North Coast of Jamaica from Negril to Ocho Rios. In 2008, the following properties were opened: Grand Palladium – Fiesta Resort with 1,056 rooms in Lucea, the second Iberostar property—Iberostar Suites Rosehall—with 273 rooms, and the fourth Riu property—Riu Mahoe Bay—with 681 rooms in Montego Bay.

The Sandals Whitehouse hotel, in which the Government is the majority owner, opened on the south coast in March 2005. This is the first major resort to be established on the south coast and is expected to be a catalyst for future tourism development in that part of the island. Additionally, in late 2004, construction also began on three new hotel properties with a total of 980 rooms in Montego Bay to be developed by Iberostar. The first of those three properties opened in May 2007 with 366 rooms. Construction on the Palmyra Resort & Spa at Rose Hall began in 2005, and the first phase with 299 rooms is scheduled for completion by March 2010. Excellence Resorts plans to construct four hotel properties with a total of 1,650 rooms in Trelawny. Secrets Resort and Spa is scheduled to open in the first quarter of 2010 with 700 rooms.

In September 2006, the Government and the Tavistock Group entered into a joint venture agreement for the development of the US$2.0 to US$4.0 billion Harmony Cove Resort in Trelawny. Construction on the first phase of the project is scheduled to begin in 2010 and will take approximately three years to complete. The entire project is expected to be completed within the next 10 years. At completion, the resort is expected to include several luxury hotels and residences.

Total new investment in the sector is expected to be in the range of US$900 million to US$1.0 billion, excluding the cost of land acquisition. Some 8,000 rooms are expected to be constructed. However, in light of the current economic environment, the timeframe is under review.

In 2002, the Ministry of Industry and Tourism assisted industry participants affected by the events of September 11, 2001 through an Emergency Incentive Scheme, or EIS, a short-term scheme to provide benefits to the accommodation and attraction sub-sectors for the purposes of refurbishing their facilities. Approved applicants received waivers and were part of a moratorium on payment of all taxes except for the General Consumption Tax. Industry participants also received incentives from the government in 2002 through the Hotel Incentive Act, the Resorts Cottages Incentive Act and the Short-Term Incentives Program II, or STIP II. STIP II is the second phase of the EIS and is available only to accommodation facilities, particularly small- and medium-size entities that do not benefit from any other support administered by the Ministry.

The following table shows the number of visitor arrivals for the five years ended December 31, 2008:

Visitor Arrivals

	2004	2005	2006	2007	2008	% Change
Foreign Nationals	1,326,918	1,386,996	1,578,207	1,573,267	1,623,675	3.2
Non-resident Jamaicans	87,868	91,667	100,698	127,518	143,596	12.6
Total Stopover Visitors	1,414,786	1,478,663	1,678,905	1,700,785	1,767,271	3.9
Cruise Passengers	1,099,773	1,135,843	1,336,453	1,179,504	1,092,263	(7.4)

Total Visitors	2,514,559	2,614,506	3,015,358	2,880,289	2,859,534	(0.7)

Average Length of Stay (nights)	9.9	9.8	9.8	9.6	9.3	(3.1)

Source: Jamaica Tourist Board.

The following table shows the number of stopover visitors by country of origin for the five years ended December 31, 2008:

Stopover Visitors by Country of Origin

	2004	2005	2006	2007	2008	% Change
United States	996,131	1,058,317	1,190,721	1,132,532	1,150,942	1.6
United Kingdom and Ireland	161,606	152,483	178,429	189,597	191,867	1.2
Other European	80,319	81,396	77,645	99,297	92,833	(6.5)
Canada	105,623	116,862	153,569	190,650	236,193	23.9
Caribbean	49,443	50,239	55,948	62,967	67,231	6.8
Latin America	10,640	8,428	11,101	12,169	16,122	32.5
Japan	4,430	4,304	3,755	3,049	2,846	(6.7)
Other	6,594	6,634	7,737	10,524	9,237	(12.2)

Total	1,414,786	1,478,663	1,678,905	1,700,785	1,767,271	3.9

Source: Jamaica Tourist Board.

The following table shows the percentage hotel room occupancy for the five years ended December 31, 2008:

Hotel Room Occupancy

	2004	2005	2006	2007	2008
	(%)
Kingston and St. Andrew	55.8	58.8	58.2	61.2	56.9
Montego Bay	63.5	63.0	63.0	59.1	59.7
Ocho Rios	63.0	60.3	65.1	67.4	68.0
Port Antonio	23.2	15.4	23.1	16.3	12.5
Mandeville	45.2	33.9	55.9	52.0	58.2
Negril	57.4	63.1	64.1	65.7	54.9

Total	57.9	61.4	62.8	63.2	60.4

Source: Jamaica Tourist Board.

The following table shows estimated visitor expenditure for the five years ended December 31, 2008:

Estimated Visitor Expenditure

	Stopover US$ per person per day	Cruise US$ per passenger per day	Total Visitor Expenditure US$ Million	Visitor Expenditure % Change From Prior Year
2004	101.9	84.3	1,437.0	6.4
2005	103.5	85.2	1,545.0	7.5
2006	110.6	88.9	1,871.0	21.1
2007	114.5	97.2	1,910.1	2.1
2008	119.5	94.2	1,975.5	3.4

Source: Jamaica Tourist Board

In 2008, the total visitor expenditure increased 3.4% from US1,910.1 million in 2007 to US$1,975.5 in 2008. This increase was primarily attributable to an increase in the stopover arrivals category of visitor along with an increase in the average expenditure per person per night for this category of visitor. The average expenditure per person per night increased from US$114.54 in 2007 to US$119.47 in 2008 . During the first six months of 2009, total visitor expenditure decreased by 2.7% when compared to the same period in 2008.

Since 2002, Jamaica has made progress on the Highway 2000 project, a joint public-private sector project. Phase 1 of this project commenced in 2002 and is expected to cost US$390 million. Approximately 70% of the funding for Phase 1 was provided by the private sector. Approximately 44 kilometers of the total of 83 kilometers included in Phase 1 have been completed. The Portmore leg of Highway 2000 was opened in July 2006. The Mt. Rosser Bypass section of Phase 2 of the project, which will ultimately connect Spanish Town to Ocho Rios, was commenced in 2007. This is expected to be completed in 2011, with a cost of US$132 million. The next phase of the highway to be started will be Phase 1B from Sandy Bay to Four Paths, which is expected to cost approximately US$155 million. This is expected to commence during FY 2009/10.

Additionally, Jamaica divested the Sangster International Airport in 2003 and upgrading work was completed in April 2009. The Norman Manley International Airport improvement project is approximately 85% complete, and includes a new departure terminal, car park and roadway upgrades, IT systems, and electrical distribution systems upgrades. The remaining work is expected to be completed by mid-2010. See “—Privatization.” Funding for these projects came from the European Investment Bank and the IFC arm of the World Bank, as well as government funding and private investment in the form of loans or equity. Since 1997, Sangster International Airport has been a hub for Air Jamaica, which has increased the availability of flights and cargo space at that airport.

Potential future negative economic and other conditions in the United States and other countries may have an adverse effect on Jamaican tourism. Other factors that may affect the tourist industry include the availability of direct flights to and from the country, potential visitors’ perceptions of Jamaica’s crime rate, travel advisories issued by foreign authorities and development in other competing tourist destinations, including Mexico, the Dominican Republic, Florida, Cuba and other Caribbean destinations.

Building on the achievements of 2006, major crimes statistics remained stable in 2008, with less than a 7% increase. As with previous years, major crimes were concentrated in the Kingston Metropolitan Region, including St. Catherine, with 63.0% of the murders in Jamaica occurring in that region. Measures taken by the Government in 1993 to enhance security, particularly in the major resort areas of the north coast where special tourist security personnel were assigned, have been successful in reducing crimes against tourists. During 2006, Jamaica continued its program to modernize the country’s law enforcement infrastructure through:

•	the acquisition of new technologies and equipment;

•	enhanced training of the security forces;

•	greater reliance on intelligence;

•	a major program of legislative reform; and

•	establishment of “Operation Kingfish” to target major criminal gangs, a “Hot Spot” strategy and a major investigation task force to focus on homicides and gun-related violence.

During 2008, an enhancement to security, particularly tourism security, was the granting of Ministerial approval of an audit criteria for security arrangements at tourist attractions.

Jamaica also increased its emphasis on crime and violence prevention strategies and improved community support. The Community Security Initiative and the Parish Crime Prevention Committees have started to yield positive returns.

Since 2002, a program of targeted social interventions has been implemented to complement crime control initiatives. This has been enhanced by a dedicated Community Security Initiative with assistance from the United Kingdom. In addition, Jamaica continues to improve its cooperation with other countries in areas of crime prevention and interdiction, and has strengthened its partnership with the United States, Canada and the United Kingdom and regional countries, including Colombia. Programs such as the Community Security Initiative (CSI), the Citizen’s Security and Justice Program (CSJP) and the Peace Management Initiative (PMI) have continued to harvest significant results at the community level.

Other key projects and programmes currently being worked on are the:

•	Jamaica Violence Prevention, Peace & Sustainable Development Programme (JSPD);

•	Poverty Reduction Programme II—Capacity Building and Training for Communities Component (CBT);

•	Improved Governance and Citizen Security and Participation Programme/Community Empowerment and Transformation (COMET);

•	Security Sector Reform Programme;

•	Improvement of Facilities at the Sangster International Airport and Training for Immigration Officers;

•	Surveys for the Reintegration and Rehabilitation of Offenders and Deported Persons Programme;

•	Rehabilitation and Reintegration of Local Offenders and Deported Persons Programme (JRRAP); and

•	Police Station Development and Upgrading.

Since 2007, through an ongoing program of modernization, law enforcement capabilities were further enhanced through:

•	the establishment of the office of a special prosecutor to deal with cases of corruption;

•	strengthening of the human rights component of police training;

•	improved surveillance at ports of entry and coastlines;

•	the commissioning of new technologies and equipment such as the Wireless Communication Network; and

•	the restoration of the island-wide mobile radio dispatch.

The emphasis on crime and violence prevention also continued through a sustained program of social intervention in volatile and vulnerable communities. Many of the programmes and projects are collaborative efforts with our international donor partners, including the United States Agency of International Development (USAID), Canadian International Development Agency (CIDA), the United Nation’s Development Programme (UNDP), the Department for International Development (DFID) and the European Union (EU).

Jamaica has also recognized that the perception by tourists of harassment by peddlers poses a threat to the growth of the tourism industry. Jamaica is addressing this concern through a major anti-harassment drive that includes the appointment of a director of anti-harassment to closely monitor and coordinate supporting initiatives, the introduction of a fully computerized monitoring system for cruise-ship piers, and the implementation of special training programs for security officers in resort areas as well as for workers in the tourism industry.

Jamaica has a Master Plan for Sustainable Tourism, which it adopted in 1998. The plan includes:

•	facilitating growth in selected areas;

•	enhancing the visitor experience through development of products from Jamaica’s culture;

•	creating heritage and diversified natural habitats; and

•	developing a model to foster more community involvement in the tourism sector.

Jamaica and the relevant members of the tourism sector have agreed upon the details of the Master Plan and its implementation. Jamaica believes that the implementation of the Master Plan will ensure Jamaica’s competitive position through product diversification and improvement, lead to the adoption of sound environmental practices and create opportunities to allow more Jamaicans to participate directly in the tourism sector. The implementation of the Master Plan will continue on an ongoing basis.

In December 2004, the Tourism Enhancement Act, 2004 was passed. This act provides for a Tourism Enhancement Fee (TEF) of US$10.00 and US$2.00 to be paid by incoming airlines and cruise ship passengers, respectively. Funds from the TEF are to be placed in a dedicated fund to be used solely for implementing the recommendations emanating from the Master Plan.

The tourism industry’s commitment to sound environmental practices was evidenced in 1998 by the selection of Jamaica as the pilot destination for the launch of the Green Globe Hotel Certification Program. The project was executed by the Environmental Audits for Sustainable Tourism initiative funded through the United States Agency for International Development, in collaboration with the Jamaica Hotels and Tourist Association. Through this program, environmental audits were conducted for twenty hotels and one tourism attraction. Four Jamaican hotels became the first in the world to attain Green Globe Certification.

Several tourism entities have implemented environment management systems (EMS), and there are approximately 23 Green Global certified entities in Jamaica. Most of the Green Globe certified companies in Jamaica (approximately 70%) are part of the Sandals Resorts and SuperClubs chains. Having an effective environmental management system is a mechanism for improving operation efficiency and cutting waste. It is a good way to not only improve the organization’s environmental performance, but also to save money. Participating entities often reduce operating costs, which can lead to increased profitability. Programs such as the Green Globe certification scheme are a useful way for companies to effectively demonstrate their corporate social responsibilities.

Jamaica is located within the Atlantic hurricane zone and, as a result, the island is subject to the effects of major hurricanes, particularly on the key sectors of the economy such as agriculture, tourism and mining. The Government through its Office of Disaster Preparedness and Emergency Management (ODPEM) has initiated measures aimed at mitigating the effects of such major hurricanes on the island.

A vulnerability and capacity assessment of the tourism and agriculture sector is being undertaken by the ODPEM along with the key sector stakeholders. The ODPEM, with the support of its parent ministry, completed the National Hazard Mitigation Policy, which was approved by Cabinet on November 4, 2005, and is currently initiating the process of developing the strategies and action plan for the implementation of the Policy. The disaster management legislation, called the Disaster Preparedness and Emergency Management Act, has been reviewed with a view to strengthening it. The ODPEM will also be undertaking a review of the national Disaster Management Programme and the National Disaster Organization given the changing demands of disaster management locally and globally.

The National Development and Planning process is also being reviewed to ensure that hazard risk reduction measures are included in all major projects. Finally, a greater use of hazard data and vulnerability analysis is being incorporated into general development planning decisions.

Mining and Quarrying

The mining and quarrying sector of the Jamaican economy, dominated by the bauxite and alumina industries, is the country’s largest export sector. Jamaica is the fifth largest producer of bauxite in the world. Mining and quarrying accounted for 4.0% of Jamaica’s GDP in 2008 and recorded an increase in real growth of 1.1% in 2008, in spite of the ongoing impact of Hurricane Dean in 2007 on the operations at the JAMALCO plant and minor disruptions to the sector caused by Tropical Storm Gustav in August 2008. The sector accounted for approximately 30% of Jamaica’s exports of goods and services in 2008.

During 2008 there were no major weather-related disruptions to production and, as a result, the sector substantially recovered from the impact of Hurricane Dean in 2007. Bauxite production increased by 0.5% in 2008 to 14,636,102 tonnes, although the export of crude bauxite decreased by 0.5% to 4,429,313 tonnes, as compared to 2007. Alumina production rose by 1.4% to 3,995,358 tonnes and exports of alumina rose 3.6% to 4,034,558 tonnes in 2008, as compared to 2007.

Results of operations of the bauxite and alumina industries are sensitive to fluctuations in global commodity prices. Foreign exchange earnings in the sector rose 3.9% to US$1,368.3 million in 2008, compared to US$1,317.6 million in 2007. The increase in foreign exchange earnings was largely due to higher alumina production in 2008, as compared to 2007. Earnings from bauxite exports decreased 0.3%, from US$115.4 million in 2007 to US$115.0 million in 2008 primarily due to the marginally reduced export level.

The world aluminum industry has been disrupted by the onset of the global economic recession, which has led to a sharp fall in aluminum demand and prices and a massive build-up of inventories. This led to severe and widespread cutbacks in global aluminium and alumina operating capacity. The global cutbacks, which took effect as of the end of the first quarter of 2009, amounted to approximately 6.5 million tonnes of global aluminium and 18.0 million tonnes of global alumina capacity. These quantities amounted to approximately 17% and 23%, respectively, of 2008 global production.

As a result, in 2009 the Jamaican bauxite/alumina industry has suffered a major setback, with two of the four operating alumina refineries temporarily closing at the end of the first quarter of 2009 and a third closing in May 2009, and with crude bauxite production initially being reduced by one-third at the end of the first quarter of the year. The closure of the refineries significantly affected employment within the mining and quarrying sector, as both the work force and the number of work days were reduced. A subsequent change of ownership at St. Ann Jamaica Bauxite Partners, the sole producer of bauxite for export, has seen the beginning of a recovery in the bauxite sub-sector with the new owners announcing a ramping-up of production by the fourth quarter of 2009 by approximately 35%, to an annualized rate of 4.2 million tonnes, compared to the current level of 3.1 million tonnes.

As a consequence of the global economic downturn and the resulting collapse in aluminum demand and prices that began in the second half of 2008, Jamaica expects that the average export price of alumina, which is indexed to the three-month price of aluminum on the London Metals Exchange, will be significantly lower in 2009 relative to the price in 2008. A substantial reduction in output due to the temporary closure of alumina plants will also result in sharply reduced export earnings from the sector in 2009.

In the first seven months of 2009, alumina production fell by 48.8%, to 1,183,846 tonnes, as compared to the first seven months of 2008. Crude bauxite production totaled 4,584,215 tonnes, representing a decrease of 46.8% compared to the same period in 2008. Crude bauxite and alumina exports amounted to 1,532,333 tonnes and 1,170,339 tonnes, respectively, in the first seven months of 2009. This represents a 42.2% decline in bauxite exports and a 49.7% decline in alumina exports as compared to the first seven months of 2008.

Some stability is, however, returning to the world aluminium industry as monthly aluminium consumption in July 2009 was up 8.7% compared to January 2009, and the build-up in aluminium stocks has slowed. As a result, three-month aluminium prices on the London Metal Exchange (LME) in July 2009 rose to US$2,042/tonne, or 60% above the year’s low of US$1,275/tonne in February 2009. However, most industry analysts do not expect a recovery in the industry before the middle of 2010.

The Government continued work on a National Minerals Policy, which, among other things, is intended to effectively manage mineral resources and mineral-bearing lands from the pre-mining to the post-mining stage. The policy is also directed towards expansion, diversification (especially in the area of energy) and modernization of the minerals industry.

Jamaica believes that it has mineable bauxite reserves sufficient to last approximately 50 years under current expectations about mining practices and market demand. This estimate of reserves is based on a range of technological and economic factors, and is subject to revision from time to time. In addition, the cost of exploiting mineable reserves can vary significantly depending on such factors as the location and mineralogical character of the reserves and technological progress in the industry.

The following table shows the production, exports, prices and earnings of the bauxite and alumina sector for the five years ended December 31, 2008:

Bauxite and Alumina Sector

	2004(1)	2005(1)	2006	2007	2008(2)
Bauxite
Production (tonnes)	13,296,482	14,116,395	14,865,352	14,567,739	14,636,102
Exports (tonnes)	3,338,119	4,058,742	4,542,861	4,451,640	4,429,313
Prices (US$ per tonne)(3)	24.2	24.5	24.7	25.4	25.96
Earnings (US$ million)(4)	80.7	99.3	113.5	115.4	115.0
Alumina
Production (tonnes)	4,022,722	4,085,634	4,099,548	3,940,589	3,995,358
Exports (tonnes)	4,024,461	4,169,518	4,040,730	3,896,058	4,034,558
Prices (US$ per tonne)(3)	204.6	219.93	266.4	308.6	310.6
Earnings (US$ million)(4)	823.4	917.0	1,076.6	1,202.2	1,253.3

Total Earnings (US$ million)	904.1	1,016.3	1,190.1	1,317.6	1,368.3

(1)	Revised.
(2)	Preliminary.
(3)	Average price received.
(4)	Includes exports of hydrate.

Source: Jamaica Bauxite Institute.

Manufacturing

Real GDP for the manufacturing sector declined by 1.4% in 2008 following an increase of 0.7% that was recorded in 2007. The lower real GDP in 2008 was primarily due to lower value added recorded in both the food, beverages and tobacco component of 1.5%, and other manufacturing category of 1.4%. The sector’s performance accounted for 8.5% of Jamaica’s GDP in 2008.

During 2008, the manufacturing sector operated within a more challenging environment as local manufacturers had to contend with the global financial and economic crisis. In response, the Government took the following initiatives:

•	the temporary removal of the Customs User Fees payable on capital goods and raw materials;

•	a reduction in the time allowed for depreciating the cost of capital equipment from two years to one year; and

•	an adjustment in the procurement policy of the Government to provide a 10.0% margin of preference to Jamaican-owned companies.

See “The Jamaican Economy—Recent Economic Crisis”.

Vision 2030 Jamaica, the country’s strategic plan, includes a policy framework for the manufacturing sector. This framework focuses on transitioning to higher levels of productivity and value-added production using efficient and clean technologies and environmentally sustainable processes, as part of an enabling regulatory environment. The fundamental goal for the manufacturing industry is to achieve levels of productivity that will enable the manufacturing sector to compete successfully in domestic and export markets.

Agriculture, Forestry and Fishing

During 2008, real Gross Domestic Product for the agriculture, forestry and fishing sector decreased by 5.1%. The downturn in the sector’s performance was mainly due to (a) the lingering effects of Hurricane Dean in August 2007, which negatively impacted output during the first half of 2008; (b) the impact of Tropical Storm Gustav in August 2008, which caused damage to the industry estimated at J$1,629 million; and (c) higher input costs.

The implementation of the second phase of the Agricultural Development Strategy, which began in 2006, continued in 2008. The strategy is aimed at transforming the agricultural sector by the year 2020 with the main focus being an increase in productivity. In addition, the first draft of the Agriculture Sector Plan under Vision 2030 Jamaica was completed with a draft strategic framework that builds on Jamaica’s Agricultural Development Strategy. The Agriculture Sector Plan for Jamaica is one of the strategic priority areas of the Vision 2030 Jamaica – National Development Plan.

Since 1997, Jamaica has undertaken several initiatives to improve productivity and product quality while lowering production costs in the sugar and banana industries. In November 1997, Jamaica commenced a program to provide support to the local sugar industry following decades of financial losses in the industry. The critical points of the strategy are:

•	promotion of a sustainable private sector-led sugar cane industry;

•	promotion of a diversified industry having as its major outputs raw sugar, molasses, ethanol and bagasse, a by-product used in the production of electricity;

•	strengthening of the economy and social infrastructure of sugar-dependent areas; and

•	divestment of the publicly owned sugar estates, which annually generate over 70% of sugar production.

With respect to the banana industry, Jamaica participates in two externally supported projects that began in 1996: the United Kingdom/Northern Ireland/Jamaica Government project, aimed at reducing rejection due to peel scarring, and a European Union project, aimed at improving the competitiveness of the banana industry. Effective January 1, 2006, the European Union adopted a new “tariff-only” regime for bananas from countries that enjoy most favored nation status. The new regime also retains a duty-free annual quota for bananas originating in ACP countries so there has been no effect yet on Jamaica’s exports of bananas to the European Union. See “Jamaica—International Relationships—Cotonou Agreement”. Companies in the banana industry in Jamaica are also making efforts to increase competitiveness by diversifying and improving productivity. New products developed include banana-based drinks, banana flour and cereal products. Efforts to improve productivity include eliminating redundant labor and reducing labor costs through lower wage settlements. See “—Employment and Labor”.

The quantity of bananas produced by Jamaica for export during 2008 amounted to 39 tonnes compared with 17,473 tonnes in 2007. The significant decline in production was a result of Hurricane Dean in August 2007, which destroyed approximately 85.0% of the existing crop and led to a temporary cessation of banana exports. Banana exports resumed in August 2008 but were again halted with the passage of Tropical Storm Gustav, which destroyed approximately 80.0% of the existing crop. These weather-related shocks led Jamaica’s largest exporter (Jamaica Producers), which accounts for 80.0% of banana exports, to make the decision to cease exports from Jamaica.

During 2008, the Government continued the implementation of the Jamaica Country Strategy for the Adaptation of the Sugar Industry: 2006-2015. The key objective of this policy is the development of a sustainable private-sector led sugar cane industry by 2015. In support of the implementation of the Sugar Adaptation Strategy, the European Union agreed to provide financial assistance to the Government over the period 2006-2013, under the Accompany Measures for Sugar Protocol. In 2008, the European Union disbursed €4.1 million to the Government.

The following table shows the production of selected agricultural products for the five years ended December 31, 2008:

Production of Selected Agriculture Products

	2004	2005	2006	2007	2008
	(in tonnes)

Sugar cane	1,993,145	1,368,729	1,745,286	1,968,009	1,652,047
Yams	136,167	107,294	123,005	113,124	102,284
Bananas(1)	27,657	11,560	32,428	17,473	39
Potatoes	25,143	32,966	36,027	33,531	30,725
Citrus	131,364	125,635	120,092	124,553	122,291
Coffee	16,459	8,897	12,390	15,117	9,035
Cocoa	1,775	550	595	1,915	1,015
Pimento	960	1,545	1,600	n.a.	n.a.

(1)	Includes only export production data.

Source: Planning Institute of Jamaica.

Construction and Installation

Real GDP for the construction and installation sector declined by 6.7% during 2008. This was reflected in the performance of all sub-groups and was due mainly to:

•	the decline in hotel construction, reflecting completion of some hotel construction projects during the year; and

•

a decline in other building construction activities that were impacted by the decrease in civil engineering activities due to the slowdown in highway construction activities due in part to the completion of Segment 2A of the North Coast Highway Improvement Project.

Privatization

Jamaica’s privatization program commenced in the early 1980s with the divestment of public services and small entities such as garbage collection and sanitation services. Larger sales have included interests in the hotel sector, the National Commercial Bank, Telecommunications of Jamaica Limited, Air Jamaica Limited, Petrojam-Belize and the Caribbean Cement Company Limited. Jamaica has continued its program of privatization by divesting 80% of its interest in the power and energy company, Jamaica Public Service Company Limited, in 2001. The Government granted a concession for the management of the transhipment terminal of the Kingston seaport to APM Terminals and Amalgamated Stevedoring Co. Ltd., a consortium of foreign and local entities, in October 2001. The consortium assumed management of the terminal in February 2002. The contract expired in February 2009 and the terminal is now being managed by the Port Authority of Jamaica.

In connection with the privatization of Air Jamaica Limited in 1994, Jamaica retained ownership for its own account of 25.0% of the airline’s ordinary shares and ownership of an additional 5.0% of its ordinary shares, which Jamaica was contractually obligated to contribute to an employee share ownership plan. During the period of privatization, Jamaica provided US$169.0 million in loans and assistance to the airline. In December 2004, Jamaica purchased the remaining 75% of the ordinary shares for US$1.00 and converted approximately US$395 million, the total liabilities of Air Jamaica owed to the Government, into ordinary shares.

In the fiscal year 2007-2008, the decision was made to re-privatize the national carrier Air Jamaica Limited. To this end, the International Finance Corporation has been engaged in providing advisory services to assist in structuring and implementing the transaction. The strategic objectives of the privatization are that: (a) prospective partners must have extensive airline experience and appropriate capital for investment, (b) the partner selected must commit to providing adequate airlift to Jamaica as a tourist destination and (c) the Air Jamaica brand name is maintained.

Jamaica is also currently re-privatizing the government-owned assets of the Jamaica sugar cane industry. A Sugar Cane Negotiating Team was appointed to oversee the divestment process by the Ministry of Agriculture Cabinet. In July 2009, the team concluded the divestment of three of the six sugar estates that were slated for divestment – St. Thomas/Duckenfield, Long Pond and Hampden – for an aggregate sale price (for the factories) of US$2 million. The associated sugar cane lands were divested through 50 year leases. Discussions are underway in relation to the divestment of the remaining estates – Monymusk, Bernard Lodge and Frome.

The following table shows a summary of certain major entities privatized and the proceeds received by Jamaica since 2000 in relinquishing its majority or residual:

Summary of Certain Major Jamaican Entities Privatized (By Sale)(1)

Entity	Year(s) of Privatization	Type of Sale	Payment Received in J$Million	Payment Received in US$ Million	Sector
Ashtrom Jamaica Limited	2000	Shares	22.0	N/A	Housing
Jamaica Public Service Co. Ltd	2001	Shares	N/A	201.0	Energy
Aqualapia Limited	2002	Shares	32.35	N/A	Agri-Business
Sangster International Airport	2003	Lease	7.0	N/A	Transportation
Land – Ariguanabo (13.76 hectares)	2003	Sale	23.48	N/A	Housing
Building (Lot 5A) – 60,000 square feet	2003	Lease	7.68	N/A	Warehousing
Building (Lot 5B) – 60,000 square feet	2003	Lease	7.68	N/A	Manufacturing
Cotton Polyester Textile Company Ltd.	2004	Lease	7.55	N/A	Manufacturing
Land – Salt River (51 hectares)	2005	Sale	6.93	N/A	Tourism
Farm Machinery Center	2006	Lease	N/A	0.18	Manufacturing
Hampden & Long Pond Estate	2009	Sale/Lease	N/A	1.5	Agriculture
Duckenfield Estate	2009	Sale/Lease	N/A	0.5	Agriculture

(1)	Where payment is received in both JA dollars and US dollars for certain sales, the amounts listed are not equivalencies, but represent the portion of the payment received in each currency. This table does not include entities divested by FINSAC.

Source: National Investment Bank of Jamaica Limited/Development Bank of Jamaica Limited, Ministry of Finance and the Public Service.

Inflation

The macroeconomic stabilization program introduced in 1991, which focused on lowering inflation through tight fiscal and monetary policies and stability in the foreign exchange market, has contributed to a consistent reduction in the rate of inflation. Macroeconomic stability continues to be a primary focus of Jamaica under the National Industrial Policy, as Jamaica regards consistent low levels of inflation as the cornerstone of sustained long-term economic growth.

The Consumer Price Index number series, which measures the rate of inflation, was revised in 2007. The series now has a base year of December 2006. It also has 12 divisions that are based on the United Nations Statistical Division–Classification of Individual Consumption According to Purpose (COICOP). The “basket” of consumer goods and services now has approximately 482 commodities, an increase from 231 in the previous series.

Inflation for 2008 was 16.8% and was recorded based on the All Jamaica Consumer Price Index. This rate was the same as the 16.8% inflation rate recorded for the same period in 2007. The 16.8% inflation rate in 2007 and 2008 represented the highest rate of increase since the 25.6% inflation rate recorded in 1995.

The main factors contributing to the rate of inflation in 2008 were the movement in global oil prices, the increase in international commodity prices for grains and cereals and fluctuations in the rate of exchange of the J$ against its US$ counterpart. Another factor affecting prices was the reduction in supply of certain agricultural products. This was the result of adverse weather conditions, including Hurricane Dean in August 2007, prolonged heavy rainfall in October and November 2007, and the passage of Tropical Storm Gustav in August 2008, which hampered the recovery of the agricultural industry.

The increased inflation from January to August 2009 was 5.4% compared to 16.1% for the same period in 2008. The main factors contributing to the lower increase were the decreases in international commodity prices, the increased supply of some agricultural products, the decline in domestic aggregate demand and the stability in the foreign exchange market since March 2009. The following table shows the changes in the Consumer Price Index for the five years ended December 2008 and the eight-month period from January to August 2009:

Year/Period	Consumer Price Index Increase Over Previous Year
(%)

2004	13.7
2005	12.6
2006	5.7
2007	16.8
2008	16.8
August 2009	5.4

Source: Statistical Institute of Jamaica.

Employment and Labor

In 2008, the total labor force in Jamaica was 1,299,600 persons, a 1.8% increase compared to 1,276,900 persons in 2007. The service sector employed 65% of the employed labor force in 2008, while the goods-producing sector accounted for 35% of the employed labor force in the same period. The agriculture and manufacturing sub-sectors accounted for 19% and 6% of the employed labor force, respectively.

Average employment in 2008 was 1,162,200 compared to 1,152,600 in 2007. The average unemployment rate was 10.6% in 2008, an increase from 9.7% in 2007. The average unemployment rate in Jamaica during the last five years was highest in 2004, at 11.7%.

There were 199 industrial disputes and 8 work stoppages in 2008 compared to 188 industrial disputes and 23 work stoppages in 2007 and 222 industrial disputes and 20 work stoppages in 2006, as difficulties were experienced in the negotiation of new wage and fringe benefit packages. A total of 2,100 man-days were lost to work stoppages in 2008 in comparison to 5,503 man-days lost to work stoppages in 2007. This has resulted in an average of 2.8 lost man-days per worker in 2007 as compared to 1.6 lost man-days per worker in 2008 that were related to work stoppages.

Due to current economic conditions, the scheduled 7% pay increase for public sector workers due April 2009 was not implemented. As of the date of this filing, there has been no indication as to when this wage freeze will be lifted.

The following table shows certain labor force and employment data for the six years ended December 31, 2008:

Labor Force and Employment

	2003	2004	2005	2006	2007	2008
	(in thousands of persons, except percentages)
Total Population	2,625.7	2,638.1	2,650.4	2,663.1	2,675.8	2,687.2
Labor Force	1,189.7	1,210.5	1,223.1	1,253.1	1,276.9	1,299.6
Employed Labor Force	1,054.1	1,069.3	1,085.8	1,123.7	1,152.6	1,162.2
Unemployed Labor Force	135.6	141.2	137.4	129.4	124.1	137.3
Unemployment Rate (%)	11.4	11.7	11.2	10.3	9.7	10.6
Job-Seeking Rate (%)	5.0	6.1	5.4	5.6	5.8	6.6
Labor Force Participation Rate (%)	64.4	64.5	64.2	64.7	64.9	65.5

Source: Statistical Institute of Jamaica, Labour Force Survey.

Note: The data above represents the derived annual average.

Legal Proceedings

The Ministry of Transport and Works granted franchises to the National Transport Cooperative Society, or NTCS, in March 1995 to operate buses in the Kingston Metropolitan area. The Ministry of Transport and Works terminated the franchises with NTCS in September 1998. NTCS, in arbitration proceedings with the Ministry of Transport and Works, is claiming damages of approximately J$50 billion, plus interest, alleging breach of contract resulting from the termination of the franchises. On October 2, 2003 an arbitration tribunal awarded to NTCS the sum of J$4.5 billion, plus interest, to be paid by Jamaica. The Government commenced legal proceedings in the Supreme Court of Jamaica on October 27, 2003, challenging this award. Judgment was delivered on November 29, 2004, in favor of the Government and the arbitral award was set aside. The NTCS appealed the decision of the Supreme Court, which appeal was heard by the Jamaican Court of Appeal in January 2006. The Court of Appeal handed down judgment in favor of the Government on May 9, 2008, confirming the decision of the Supreme Court. The NTCS appealed the decision of the Jamaican Court of Appeal to the Judicial Committee of the Privy Council in England. The appeal was heard on June 29 and 30, 2009, and the Judicial Committee of the Privy Council has reserved judgment.

In addition, a claim has been filed with the International Court of Arbitration by Construction Developers Association Limited against the Ministry of Health acting through the Government for breach of contract. The claim involves a construction contract, dated December 9, 1992, in relation to the May Pen Hospital. The claimant claims that the Government unlawfully and in breach of the contract dismissed the Supervising Architect and wrongly interfered, or sought to interfere, with her assessment and certification process. The original claim by the claimant was for an amount alleged to have been assessed by the Supervising Architect equal to approximately J$1.8 billion. The current claim together with interest is approximately J$5 billion.

Under the construction contract, the claimant agreed to carry out construction and rehabilitation works at the May Pen Hospital in the parish of Clarendon for the contract sum of J$169.7 million or such other sum as should become payable at the times and in the manner specified in the contract conditions. Jamaica contends that it is not liable for any sum and, in any event, could not be liable for a sum in excess of J$1.0 billion. The arbitration proceedings took place in 2007 in the Bahamas. A Partial Award, dated June 6, 2008, was delivered by the arbitrator. The arbitrator found that the Government acted in breach of the contract in revoking the Supervising Architect’s appointment and by engaging a new engineer to conduct the certification process. However, the arbitrator also found that the Government was not bound by the figures assessed and certified by the Supervising Architect. Consequently, the second phase of the arbitration primarily concerned the determination of the losses suffered by the claimant and whether any damages are payable to the claimant, and if so, the amount of the damages. The hearing took place in March 2009, in Kingston, Jamaica. All the submissions have been completed and the decision of the arbitrator is pending.

THE EXTERNAL ECONOMY

Balance of Payments

Jamaica’s balance of payments is dependent on international economic developments as well as domestic economic policies and programs. The recent economic deterioration of Jamaica’s main trading partners has negatively affected Jamaica by contributing to a decrease in exports, imports, and domestic demand for the first half of 2009 when compared to the first half of 2008, a decrease in net foreign direct investment inflows, a decrease in tourist expenditures, a decrease in remittances from Jamaicans living abroad, and a decrease in the prices of international commodities, specifically bauxite and alumina. In 2008, the balance of payments recorded an overall deficit of US$104.8 million, as compared to a deficit of US$439.8 million in 2007. For the period from January to May 2009, there was a balance of payments deficit of US$101.2 million relative to a surplus of US$381.5 million for January to May 2008. During the review period, the current account deficit increased by 37.1% to US$2,793.9 million in 2008 from US$2,038.2 million in 2007. The deterioration in the current account deficit was primarily associated with increases in the merchandise trade deficit. For the period from January to May 2009, there was a current account deficit of US$226.1 million, which represented an improvement of US$1,017.8 million, or 81.8%, relative to the corresponding period in 2008. The improved performance in the current account was a result of improvements in all sub-accounts except current transfers. The current account measures the trade balance plus the balance on services, income and current transfers.

The merchandise trade deficit increased by 25.0% to US$4,802.9 million in 2008 from US$3,841.3 million in 2007, reflecting the effect of an increase in imports that outweighed the increase in exports. For the purposes of this paragraph, exports include free-zone exports and goods procured in ports, and imports are recorded at their market value at the customs frontier of the economy from which they are exported and include free-zone imports and goods procured in ports. The value of exports increased by US$381.3 million to US$2,743.9 million in 2008 from US$2,362.6 million in 2007, primarily due to the increase in earnings from mineral fuels, ethanol and alumina, particularly ethanol. The value of imports increased by US$1,342.9 million to US$7,546.8 million in 2008 from US$6,203.9 million in 2007, primarily due to an increase in the value of importation mineral fuels and lubricants, food, manufactured goods and chemicals. The primary reason for the increase was increased importation of fuel, which was affected by the rise in oil prices in the international market in the first half of 2008.

During the period from January to May 2009, the merchandise trade deficit declined by 44.3%, to US$1,189.8 million, from US$2,137.0 million in the corresponding period in 2008 primarily reflecting a decrease in imports that outweighed the decrease in exports. The value of exports declined by US$562.9 million and was mainly attributable to a decline in bauxite and alumina exports. The reduction in imports of US$1,510.1 million was due in part to a reduction in mineral fuel of US$1,054.0 million. This reduction in mineral fuel resulted primarily from reductions in the price of oil on the international market.

The surplus on the services account increased by 0.6% to US$427.6 million in 2008 from US$424.8 million in 2007. For January to May 2009, the surplus on the services sub-account increased by 38.1% to US$370.3 million from US$268.2 million in the corresponding period of 2008.

Net income outflows declined by 14.1% to US$568.3 million in 2008 from US$661.6 million in 2007, mainly due to lower net outflows of investment income. During the period from January to May 2009, net income outflows declined by 22.1% to US$211.5 million from US$271.6 million in the corresponding period in 2008. This resulted primarily from reductions in income outflows from direct investment companies and interest payments by the central government.

Net current transfers grew consistently over the five years ending December 31, 2008, primarily as a result of increased remittances from Jamaicans living abroad. Despite the deteriorated global economy in 2008, net transfers increased by 5.4% to US$2,149.6 million from US$2,039.9 million in 2007. From January to May 2009, net current transfers declined by 10.2% to US$804.9 million from US$896.4 million in the corresponding period in 2008. The deterioration in net current transfers during January to May 2009 was primarily attributable to a 17.1% decline in remittances, to US$700.1 million from US$844.2 million in the corresponding period of 2008.

The balance of payments results in 2008 were influenced by the extent of net inflows from official and private sources, which were insufficient to finance the current account deficit, despite an increase of US$609.2 million in net foreign direct investment to US$1,360.7 million from US$751.5 million in 2007. Consequently, net international reserves declined to US$1,772.9 million as of December 31, 2008, from US$1,877.7 million as of December 31, 2007. During the period from January to May 2009, net international reserves declined by US$101.2 million to US$1,671.7 million, as official and private flows were insufficient to finance the current account deficit.

The following table shows Jamaica’s balance of payments for the five years ended December 31, 2008:

Balance of Payments

	2004	2005	2006	2007	2008(1)	Jan-May 2008(1)	Jan-May 2009(1)
	in millions of US$

Current Account	(501.9)	(1,071.5)	(1,182.9)	(2,038.2)	(2,793.9)	(1,244.0)	(226.1)
Goods Balance	(1,943.5)	(2,581.3)	(2,943.4)	(3,841.3)	(4,802.9)	(2,137.0)	(1,189.8)
Exports(2)	1,601.6	1,664.3	2,133.6	2,362.6	2,743.9	1,138.5	575.6
Imports(3)	3,545.1	4,245.6	5,077.0	6,203.9	7,546.8	3,275.5	1,765.4
Services Balance	578.2	607.3	627.6	424.8	427.6	268.2	370.3
Transportation	(143.6)	(266.6)	(426.5)	(540.4)	(644.9)	(250.9)	(130.8)
Travel	1,151.5	1,295.7	1,596.6	1,611.9	1,707.4	791.7	748.8
Other Services	(429.7)	(421.8)	(542.6)	(646.7)	(634.9)	(272.7)	(247.7)
Goods and Services Balance	(1,365.3)	(1,974.0)	(2,315.8)	(3,416.5)	(4,619.3)	(1,868.8)	(819.5)
Income	(582.7)	(675.9)	(615.7)	(661.6)	(568.3)	(271.6)	(211.5)
Compensation of Employees	84.5	88.5	96.0	64.8	83.7	11.7	7.0
Investment Income	(667.2)	(764.4)	(711.7)	(726.4)	(651.9)	(283.4)	(218.5)
Current Transfers	1,446.1	1,578.4	1,748.6	2,039.9	2,149.6	896.4	804.9
General Government	159.9	137.0	145.4	133.0	100.7	42.7	49.5
Other Sectors	1,286.2	1,441.4	1,603.2	1,906.9	2,049.1	853.7	755.4
Capital and Financial Account	501.9	1,071.5	1,182.9	2,038.2	2,793.9	1,244.0	226.1
Capital Account	2.2	(2.7)	(0.1)	(35.5)	18.1	17.6	28.9
Official	13.8	0.3	4.1	0.7	48.6	29.5	41.9
Private	(0.3)	(3.0)	(4.2)	(36.2)	(30.5)	(11.9)	(12.9)
Financial Account	499.7	1,074.2	1,183.0	2,073.7	2,775.9	1,226.4	197.2
Other Official Investment	507.5	396.6	633.0	653.0	518.6	92.9	(153.5)
Other Private Investments (including errors and omissions)	685.7	906.5	780.2	980.9	2,152.5	1,514.9	249.5
Increase/(Decrease) in reserves(4)	693.5	228.9	230.2	439.8	104.8	(381.5)	101.2

(1)	Preliminary.
(2)	Based on recommendations contained in the IMF’s Balance of Payments Manual, exported goods include free-zone exports and goods procured in ports.
(3)	Based on recommendations contained in the IMF’s Balance of Payments Manual, imported goods are recorded at their market value at the customs frontier of the economy from which they are exported and include free-zone imports and goods procured in ports.
(4)	Official International Reserves held by Jamaica and the Bank of Jamaica.

Source: Bank of Jamaica.

Foreign Trade

Total merchandise trade (exports plus imports) between Jamaica and its foreign trade partners in 2008 increased by 20.1% to US$11,043.8 million, as compared to US$9,198.2 million in 2007. The merchandise trade deficit increased by 23.8% in 2008 to US$5,678.2 million, as compared to US$4,587.8 million in 2007.

The deficit in 2008 resulted from a 21.3% increase in the value of imports, principally due to higher imports of fuels, food, manufactured goods and machinery and transport equipment. The value of exports increased by 16.4% due primarily to higher earnings from alumina, mineral fuels and sugar.

The following table shows the performance of merchandise trade for the five years ended December 31, 2008:

Merchandise Trade

	Imports(1)	% Change	Exports	% Change	Balance	% Change
	(in millions of US$, except percentages)

2004	3,933.5	7.1	1,405.5	17.7	(2,528.0)	2.1
2005(3)	5,245.8	33.4	1,534.3	9.0	(3,711.5)	46.8
2006(2)	5,650.4	7.7	1,983.9	29.3	(3,666.5)	(1.2)
2007(2)	6,893.0	22.0	2,305.2	16.2	(4,587.8)	25.1
2008(2)	8,361.0	21.3	2,682.8	16.4	(5,678.2)	23.8

(1)	Merchandise imports are cost, insurance and freight values, which differ in presentation from the import values presented in the balance of payments.
(2)	Preliminary.
(3)	Revised.

Source: Statistical Institute of Jamaica.

Exports

Total exports during 2008 grew by 16.4% to US$2,682.8 million, compared to US$2,305.2 million in 2007, primarily due to the increased earnings from mineral fuels, ethanol and alumina.

Traditional exports grew by 2.0% to US$1,529.9 million despite the decline in agriculture, which was severely affected by adverse weather conditions. Earnings from the mining and quarrying sector in 2008 grew by 3.2% to US$1,348.1 million. Alumina exports were valued at US$1,230.5 million, increasing from US$1,193.1 million in 2007, an increase of US$37.4 million. The decline in the demand for this commodity in the international market began in the last quarter of 2008. Bauxite exports, which are only exported to the United States, grew marginally by 1.3%, or US$1.5 million, to US$114.5 million. The value of sugar exported in 2008 amounted to US$104.3 million, which was 4.0% higher than the US$100.3 million earned in 2007.

Non-traditional exports grew by 44.7% to US$1,090.7 million from US$753.8 million 2007, primarily due to the significant increase in earnings from mineral fuels and ethanol. Receipts from mineral fuels increased from US$326.0 million in 2007 to US$434.4 million in 2008 as a result of increased output of ethanol by the State Refinery. Ethanol exports rose by US$240.6 million to US$395.4 million in 2008 from US$154.8 million in 2007. The implementation of the United States Trade and Development Act of 2000, which provides Caribbean countries, including Jamaica, with NAFTA-like privileges may remove some of the structural barriers in the United States to non-traditional exports from these countries. See “Jamaica—International Relationships—The Trade and Development Act of 2000”.

For the purposes of this discussion, exports exclude free-zone exports and goods procured in ports.

The following table shows Jamaica’s exports by sector for the five years ended December 31, 2008:

Exports

	2004	2005(1)	2006	2007(1)	2008(2)
	(in millions of US$)

Traditional Exports
Agriculture
Banana	12.2	4.7	13.4	9.2	0.0
Citrus	2.1	1.5	1.0	1.8	1.8
Coffee	38.8	16.3	29.6	27.2	26.8
Cocoa	0.9	0.3	1.0	2.0	1.0
Pimento	2.2	2.9	1.4	2.1	2.1

Total	56.2	25.7	46.4	42.3	31.7
Mining and Quarrying
Bauxite	80.4	98.4	113.4	113.0	114.5
Alumina	814.6	920.3	1,040.5	1,193.1	1,230.5
Gypsum	1.8	2.9	0.3	0.4	3.1

Total	896.8	1,021.6	1,154.2	1,306.5	1,348.1
Manufacturing
Sugar	98.1	76.8	89.7	100.3	104.3
Rum	28.6	23.6	41.0	45.7	43.7
Citrus Products	0.2	0.0	1.8	0.3	0.3
Coffee Products	0.7	1.0	2.5	4.6	1.3
Cocoa Products	1.0	1.0	1.0	0.7	0.5

Total	128.6	102.4	136.0	151.6	150.1

Total Traditional Exports	1,081.6	1,149.7	1,336.6	1,500.4	1,529.9

Non-Traditional Exports
Food and Beverage
Pumpkins	0.4	0.3	0.3	0.4	0.4
Dasheens	1.1	0.7	1.3	1.5	1.6
Sweet Potatoes	1.6	2.0	1.9	2.0	2.5
Yams	15.4	15.4	14.7	15.5	20.4
Papayas	2.1	2.1	2.6	2.7	2.2
Ackee	6.2	9.7	6.5	7.2	8.9
Other Fruits & Fruit Preparations	2.9	2.4	4.1	4.2	5.2
Meat & Meat Preparations	3.0	2.1	2.1	2.0	3.1
Dairy Products & Birds’ Eggs	5.6	6.0	6.9	4.8	7.4
Fish, Crustaceans & Mollusks	7.4	10.5	10.6	8.4	8.2
Other Food Exports	18.4	38.7	43.2	43.4	58.8
Beverages and Tobacco (excluding rum)	33.0	55.8	49.2	52.6	49.6

Total	124.1	145.7	143.4	144.7	168.3
Inedible Materials
Limestone	1.6	2.4	2.2	0.6	1.2
Waste & Scrap	23.7	13.2	99.6	78.3	21.1
Other	2.0	4.6	3.8	2.4	2.9

Total	27.3	20.2	105.6	81.3	25.2
Mineral Fuels etc.	33.0	110.6	267.1	326.0	434.4
Ethanol	55.4	33.4	44.8	154.8	395.4
Apparel	10.5	9.4	4.0	1.5	1.5
Furniture	0.7	0.7	0.7	0.6	0.9
Other Exports	33.1	36.1	45.9	44.9	65.0

Total	132.7	190.2	362.5	527.8	897.2

Total Non-Traditional Exports	284.1	356.1	611.6	753.8	1,090.7
Re-Exports	39.9	30.4	35.7	51.0	62.2

Total Exports	1,405.6	1,536.2	1,983.9	2,305.2	2,682.8

(1)	Revised.
(2)	Preliminary.

Source: Statistical Institute of Jamaica.

In the past, the Jamaican sugar and banana industries and, less significantly, traditional rum and rice suppliers, enjoyed preferential trade arrangements with respect to exports to the European Union pursuant to the Cotonou Agreement. The CARIFORUM-EC Partnership Agreement, which replaces the trade provisions of the Cotonou Agreement, was signed in October 2008. This free trade agreement provides for duty-free, quota-free access to the EU market for most goods, as of January 1, 2009. The CARIFORUM-EC Partnership Agreement is currently being applied provisionally, and Jamaica is in the process of implementing this agreement. This agreement has a strong development component.

The CARIFORUM-EC Partnership Agreement is reciprocal and asymmetrical in nature, and covers trade in traditional export products, such as sugar, bananas, rum and rice, which will ultimately enter the EU duty-free and quota-free. The EU’s preferential system for bananas ended on January 1, 2006, and the sugar regime that existed under the Cotonou Agreement ended on September 30, 2009. As of October 1, 2009, ACP sugar exporters have duty-free, quota-free access to the EU market under a managed system lasting until 2015. Thereafter, sugar will enter the EU market duty-free and quota-free under the CARIFORUM-EC Partnership Agreement. See “Jamaica-International Relationships-The CARIFORUM-EC Partnership Agreement”.

The Jamaican banana industry accounted for approximately 0.0% of export earnings for 2008, compared with 0.4% in 2007. The decline in export earnings from bananas in 2008 was a negative impact of Hurricane Dean in August 2007. Jamaica has already commenced initiatives designed to improve the competitiveness of Jamaican bananas. See “The Jamaican Economy—Principal Sectors of the Economy—Agriculture, Forestry and Fishing”.

Imports

Merchandise imports increased by 21.3% to US$8,361.0 million in 2008 from US$6,893.0 million in 2007. The growth in the value of imports was dominated by increased importation of fuel, which was influenced by the rise of oil prices in the international markets, and increased imports of machinery, food, chemicals and manufactured goods and articles. For the purposes of this discussion, imports include cost, insurance and freight values and exclude free-zone imports and goods procured in ports.

The following table shows Jamaica’s imports for the four years ended December 31, 2008:

Imports (c.i.f.)(1)

	2004	2005(3)	2006	2007(3)	2008(2)
	(in millions of US$)

Mineral Fuels, Lubricants etc.	972.1	1,654.4	1,758.4	2,428.9	3,354.8
Machinery	849.4	914.2	1,130.1	1,252.4	1,264.3
Food	519.9	651.2	616.8	730.7	886.3
Beverages & Tobacco	43.5	58.4	68.4	93.2	93.5
Crude Materials (excl. Fuels)	67.5	85.7	82.4	67.5	73.4
Animal & Vegetable Oils & Fats	31.4	31.2	25.2	31.6	53.9
Chemicals	426.0	607.3	680.4	849.0	951.0
Manufactured Goods	548.7	672.5	696.1	753.4	883.6
Miscellaneous Manufactured Articles	397.4	499.3	510.8	591.2	682.0
Other	77.6	71.6	81.8	95.1	118.2

Total Imports	3,933.5	5,245.8	5,650.4	6,893.0	8,361.0

(1)	Merchandise imports are c.i.f. values which differ in presentation from import values presented in the balance of payments.
(2)	Preliminary.
(3)	Revised.

Source: Statistical Institute of Jamaica.

Trading Partners

The United States, the United Kingdom and Canada are Jamaica’s main trading partners.

The following tables show the direction of trade for the five years ended December 31, 2008.

Exports (f.o.b.) by Destination

	2004	2005(1)	2006	2007(1)	2008(2)
	(in millions of US$)

NAFTA	581.0	696.3	913.5	1,162.9	1,246.1
of which USA	302.1	396.4	598.9	824.3	981.8
of which Canada	273.5	295.1	309.4	333.3	259.0
European Union	454.2	457.9	342.5	592.7	721.3
of which UK	149.6	163.7	204.7	216.0	225.3
CARICOM	51.9	50.3	53.0	56.4	65.9
Japan	34.8	16.0	28.7	28.1	23.9
Other countries	283.6	313.8	646.2	465.1	625.6

Total	1,405.5	1,534.3	1,983.9	2,305.2	2,682.8

(1)	Revised.
(2)	Preliminary.

Source: Statistical Institute of Jamaica.

Imports (c.i.f.) by Origin(1)

	2004	2005(2)	2006	2007	2008
	(in millions of US$)

NAFTA	1,835.8	2,400.2	2,370.5	2,937.8	3,630.3
of which USA	1,605.8	1,939.3	2,165.0	2,699.5	3,294.4
of which Canada	103.7	109.6	123.7	137.4	131.6
European Union	317.0	354.2	343.1	453.1	510.2
of which UK	93.2	107.9	131.4	129.2	105.5
CARICOM	562.7	752.2	857.3	1,191.2	1,635.3
Japan	172.4	172.5	211.6	227.9	194.3
Other countries	1,045.6	1,566.7	1,867.9	2,083.0	2,390.9

Total	3,933.5	5,245.8	5,650.4	6,893.0	8,361.0

(1)	Merchandise imports are c.i.f. values which differ in presentation from import values presented in the balance of payments.
(2)	Revised.

Source: Statistical Institute of Jamaica.

INTERNATIONAL RESERVES

As of the date of this filing, Jamaica is currently in discussions with the IMF for a 27-month Stand-By Arrangement (SBA) due to an expected requirement for balance of payment support, which is a result of the impact of the global financial crisis on the country. The IMF SBA would support the medium-term macroeconomic program of the Government which is currently being discussed with IMF Staff. The discussions are at an advanced stage as of the date of this filing, and it is anticipated that the IMF Board will approve the SBA in January 2010. See “Public Finance—Improvements in the Legislative and Regulatory Framework”.

Net international reserves of the Bank of Jamaica declined to US$1,772.9 million at December 31, 2008, from US$1,877.7 million at December 31, 2007. Gross international reserves at December 31, 2008 were US$1,795.4 million, or approximately 14.8 weeks of merchandise imports. The decrease in the international reserves during 2008 was mainly attributable to the deterioration of the current account deficit of the balance of payments. Private and official capital inflows were insufficient to finance the current account deficit. Consequently, net international reserves declined. See “Public Sector Indebtedness—External Debt” and “Public Finance—Revenue and Expenditure”.

With the intensification of the global credit crisis in the December 2008 quarter, international financial institutions took actions to reduce risk exposure, particularly to emerging market debt. These actions included the withdrawal of overseas margin funding arrangements with domestic financial institutions. In response, the Bank of Jamaica made a special loan facility available to facilitate repayment of margin arrangements that were collateralized with Government of Jamaica global bonds. In October 2008, US$168.8 million was provided to financial institutions under this facility. To date, no further disbursements have been made.

At November 30, 2009, net international reserves of the Bank of Jamaica were US$1,805.2 million, with gross international reserves at US$1,827.7 million, or approximately 19.9 weeks of merchandise imports. The increase in reserves in 2009 was primarily attributable to a general allocation of Special Drawing Rights (SDRs), which the International Monetary Fun disbursed to member countries as part of its efforts to provide liquidity to the global economic system. Jamaica received US$303.5 million under this allocation. The increase in the net international reserves was primarily attributable to the extraordinary allocation of SDRs by the International Monetary Fund to members countries. The Bank of Jamaica’s internal target for minimum gross international reserves is 12 weeks of imports, which target is also reflected in the statutory guideline contemplated by pending amendments to the Bank of Jamaica Act.

The following table shows the Bank of Jamaica’s international reserves for the five years ended December 31, 2008, and as of August 2009:

International Reserves

	2004	2005	2006	2007	2008	August 2009
	(in millions of US$)

Supplementary Fund	91.7	43.2	117.6	125.5	155.5	275.4
Special Drawing Rights	0.1	0.0	0.3	0.3	0.1	303.4
Other Reserves	1,790.1	2,125.8	2,281.2	1,779.9	1,639.8	1,402.6
Gross International Reserves	1,881.9	2,169.0	2,399.1	1,905.8	1,795.4	1,981.4
Total Foreign Liabilities	23.4	81.6	81.6	28.1	22.5	47.2
Net International Reserves	1,858.5	2,087.4	2,317.6	1,877.7	1,772.9	1,934.2
Gross Reserves in Weeks of Merchandise Imports	27.5	27.0	25.2	16.4	14.8	21.5
Gross Reserves in Weeks of Goods & Services Imports	18.7	19.0	18.2	12.1	10.9	15.2

Source: Bank of Jamaica.

Exchange Rates

As part of its economic liberalization program, Jamaica began gradually dismantling exchange controls in 1990 and formally abolished all remaining exchange controls with the repeal in 1992 of the Exchange Control Act. The movement of foreign exchange into and out of Jamaica is unrestricted. All Jamaican residents are permitted to hold, invest and borrow foreign currency, and non-residents are permitted to invest and borrow both local and foreign currency in Jamaica. However, only an authorized dealer may carry on the business of trading in foreign currency or foreign currency instruments, and an authorized dealer must be party to any transaction involving the buying or selling of foreign currency or foreign currency instruments in return for Jamaican dollars and the lending or borrowing of foreign currency. Cambios and bureaux de change are authorized specifically to buy and sell foreign currency.

Since the repeal of the Exchange Control Act in 1992, the exchange rate has been determined by market conditions and Jamaica has not set any trading band or target. Jamaica intends to conduct its macroeconomic policies in such a way as to maintain relative stability in the foreign exchange market.

During 2008, the JA dollar gradually decreased in value against the US dollar, with the JA/US dollar exchange rate falling from J$70.62 to US$1.00 at December 31, 2007, to J$80.47 to US$1.00 at December 31, 2008, a depreciation of 12.2%. Most of this depreciation occurred in the last quarter of 2008, when there was a 9.7% depreciation of the Jamaica vis-a-vis the US dollar. The depreciation reflected the pressures experienced in the foreign exchange market which were largely influenced by the loss of overseas credit facilities, the payout of margin call liabilities, and a slowdown in tourism and remittance inflows. The loss of credit facilities was not restricted to financial institutions but was also experienced by commercial importers, which heightened the demand to repay outstanding lines and to pay for current imports. Since the exchange rate is market-determined, there can be no assurance that the exchange rate will be maintained at current levels. The official exchange rate on December 15, 2009 was J$89.15 per US$1.00.

The following table shows exchange rate information for the selling of US dollars, expressed in JA dollars, for the periods indicated:

Foreign Exchange Rates

Year	Month	Average for Period(1)	End of Period	Percentage Change (End of Period)
		(spot weighted average ask in J$ for US$)

2004		61.39	61.63	1.67
2005		62.60	64.58	4.79
2006		65.98	67.15	3.98
2007		69.16	70.62	5.17
2008		73.36	80.47	13.95
2009	January	82.78	86.07	6.96	(2)
	February	88.06	88.30	2.59	(2)
	March	88.46	88.82	0.59	(2)
	April	88.98	89.01	0.21	(2)
	May	89.02	89.08	0.08	(2)
	June	89.09	89.07	(0.01	) (2)
	July	89.05	89.01	(0.07	) (2)
	August	88.99	89.00	(0.01	) (2)
	September	89.05	89.08	0.09	(2)
	October	89.16	89.24	0.18	(2)
	November	89.36	89.59	0.28	(2)

(1)	The weighted average of the exchange rates for annual periods is calculated as the simple average of end of month rates.
(2)	As compared to the prior month.

Source: Bank of Jamaica.

PUBLIC FINANCE

The Public Sector Budget

The Government of Jamaica includes all ministries, departments and agencies whose activities form part of the budgetary operation of the central administration. The operations of state-owned enterprises and public utilities are therefore excluded from the public sector budget.

Jamaica’s fiscal year runs from April 1 of each year to March 31 of the following year. Pursuant to the Constitution, the Minister of Finance and the Public Service is responsible for preparing estimates of revenue and expenditure before the close of the previous fiscal year and submitting those estimates to Parliament as early as possible in the fiscal year to which they relate. The Ministry of Finance and the Public Service, in conjunction with other ministries and departments, prepares a draft budget, which must be approved by the Cabinet prior to its submission to Parliament. Final approval by Parliament is usually granted by May of the relevant fiscal year.

The budget distinguishes between recurrent and capital expenditure. Recurrent expenditure refers to Jamaica’s day-to-day operating expenditure, while capital expenditure refers to Jamaica’s planned investment for the fiscal year. The major criteria used in determining allocation levels for recurrent expenditure are expenditure ceilings based on Jamaica’s economic policy, Jamaica’s priorities for the fiscal year, and commitments arising from the continuation of programs, projects and policies previously authorized by the Cabinet. Such commitments include interest on public debt, a statutory obligation that is paid first, as well as salaries, rent and public utilities. The major criteria used in deciding allocation levels for capital expenditure are current year projections for public investment, multilateral/bilateral programs and the implementation status of projects.

The following table shows Jamaica’s fiscal results for FY 2004/05 through FY 2008/09 and the FY 2009/10 fiscal budget:

Government Revenue and Expenditure

	2004/05	2005/06	2006/07	2007/08	2008/09	Budget 2009/10(7)
	in millions of J$

Revenue	172,798.3	186,684.2	211,364.5	252,140.7	276,199.8	316,749.6
Tax Revenue	150,481.6	162,575.9	188,353.5	219,517.6	246,216.6	280,049.1
Income and Profits	62,872.1	66,492.7	76,321.1	92,625.7	107,394.9	122,485.0
Production and Consumption	46,951.9	50,100.2	58,457.0	64,268.9	69,253.2	77,358.0
Of which GCT (local)	25,122.7	29,436.0	33,306.0	37,446.9	40,415.7	44,100.7
International Trade	40,657.6	45,983.0	53,575.3	60,925.0	67,275.3	78,467.2
Non-Tax Revenue(1)	9,824.5	11,802.4	14,048.5	18,235.0	16,081.3	16,569.3
Bauxite Levy	2,479.1	3,124.6	4,169.9	4,998.3	4,446.7	153.8
Capital Revenue(2)	5,793.2	8,464.1	3,293.3	9,350.4	1,878.5	7,080.1
Grants	4,220.0	717.2	1,449.3	4,539.4	7,576.7	12,897.3
Expenditure	199,487.8	207,724.1	248,011.7	294,279.6	351,521.4	411,211.3
Recurrent Expenditure(3)	188,382.0	192,250.0	224,505.3	252,877.9	310,149.5	376,115.6
Programs	32,081.0	40,846.3	48,026.5	64,918.7	73,310.4	74,264.5
Wages and Salaries	63,516.8	63,108.1	78,660.9	86,235.8	111,533.9	126,619.6
of which retroactive(4)	1,413.7	1,031.8	418.6	521.2	0.0	5,418.2
Interest	92,784.2	88,295.7	97,817.9	101,723.4	125,305.2	175,231.6
Domestic	72,642.9	65,394.6	71,295.9	70,022.8	89,522.8	128,223.8
Foreign	20,141.3	22,901.0	26,522.0	31,700.7	35,782.4	47,007.8
Capital Expenditure(5)	11,105.9	15,474.1	23,506.4	41,401.7	41,371.9	35,095.7
IMF	340.0	0.0	0.0	0.0	0.0	0
Unallocated	0.0	0.0	0.0	0.0	0.0	0
Fiscal Surplus (Deficit)	(26,689.5)	(21,039.9)	(36,647.2)	(42,138.8)	(75,321.6)	(94,461.7)
Loan Receipts	149,680.4	184,708.9	161,297.2	135,240.3	212,148.6	244,632.2
External	38,668.8	53,788.5	32,348.3	16,835.5	56,362.5	55,702.8
Domestic	111,011.6	130,920.4	128,948.9	118,404.8	155,786.1	188,929.3
Amortization	129,753.7	139,971.2	122,049.7	106,115.4	148,733.2	150,170.5
External	30,178.7	33,116.7	16,934.3	37,293.4	49,826.1	26,723.6
Domestic	99,575.0	106,854.5	105,115.5	68,822.1	98,907.2	123,446.8
Primary Surplus (Deficit)	66,094.7	67,255.7	61,170.7	59,584.6	49,983.6	80,769.9
Overall Surplus (Deficit)	(6,762.8)	23,697.8	2,600.3	(8,472.1)	(11,906.2)	0
GDP(6)	635,757.0	714,257.0	815,526.0	922,700.0	1,036,500.0	1,087,800.0

(1)	Non-tax revenue includes user fees and interest revenue.
(2)	Capital revenue includes royalties, loan repayments and divestment receipts.
(3)	Recurrent expenditure refers to the Government’s day-to-day operational expenses.
(4)	Retroactive wages and salaries represent payments, in any given year, of wages and salaries due for previous fiscal years.
(5)	Capital expenditure refers to Jamaica’s investment for the fiscal year.
(6)	GDP is calculated on a calendar year basis. Therefore, the number presented represents an estimate of GDP for the fiscal year. The gross domestic product series was revised in 2003. This revision was made in order to capture the changing structure of industries in the manufacturing, financial and insurance services, business services and the miscellaneous services sectors. In addition the base year has been changed from 1986 to 1996.
(7)	The figures provided in this column represent the 2009/10 Budget, revised as of September 2009.

Source: Ministry of Finance and the Public Service and Planning Institute of Jamaica.

Revenue and Expenditure

Jamaica posted a fiscal deficit in FY 2008/09 of J$75.3 billion or 7.3% of GDP. This followed fiscal deficits in FY 2007/08 of J$42.1 billion, or 4.6% of GDP; in FY 2006/07 of J$36.6 billion, or 4.5% of GDP; in FY 2005/06 of J$21.0 billion, or 2.9% of GDP; and in FY 2004/05 of J$26.7 billion, or 4.2% of GDP. These deficits were partly due to the interest costs associated with the restructuring of Jamaica’s financial sector and to higher interest payments associated with the fiscal costs of supporting Jamaica’s monetary policy to achieve its inflation objective. The 7.3% of GDP deficit in FY 2008/09 was ahead of the 5.5% originally targeted. The increase in the deficit in FY 2008/09 was due to a 9.8% decrease in revenue and grants as well as a 0.7% increase in expenditure. The higher expenditure was primarily a result of increased spending on recurrent programs. Recurrent programs increased by

1.8%, largely due to spending associated with higher wages and salaries and domestic interest payments. Jamaica has achieved significant primary surpluses over the last four years, with FY 2008/09 representing a deviation from the trend. The fiscal operations recorded primary surpluses of 10.4% of GDP in FY 2004/05, 9.4% in FY 2005/06, 7.5% in FY 2006/07, 6.5% in FY 2007/08 and 4.8% in FY 2008/09.

The operations of the overall public sector recorded a deficit of 5.6% in FY 2004/05. This was followed by deficits of 4.1% of GDP in FY 2005/06, 8.8% in FY 2006/07, 7.9% in FY 2007/08, 10.2% in FY 2008/09, and a provisional deficit of 8.7% in FY 2009/10.

Total revenue and grants for FY 2008/09 was J$276.2 billion, or 26.6% of GDP. This represented an increase of 9.5% over total revenue collected in FY 2007/08. This better-than-targeted performance of revenue and grants was influenced by increases in tax revenue and grants. Tax revenue and grants for FY 2008/09 increased by 12.2% and 66.9%, respectively, over FY 2007/08. The grants received in FY 2008/09 totaled J$7,576.7 million (37.7% above budget), and were received primarily from multilateral institutions, such as the EU, IBRD and IDB.

Total expenditure (excluding amortization) for FY 2008/09 was J$351.5 billion, or 33.9% of GDP. This represented a 19.5% increase over FY 2007/08 and an increase of J$2.3 billion, or 0.7% over budget. Recurrent expenditure totaled J$310.2 billion in FY 2008/09, representing 88.3% of total expenditure, with capital expenditure representing 11.7% of total expenditure. Recurrent expenditure was 1.8% higher than budgeted mainly as a result of higher-than-programmed spending on wages and interest costs. Interest costs of J$125.3 billion were 1.3% above budget, and included domestic interest costs of J$89.5 billion, which were J$2.4 billion (2.8%) above budget. Domestic interest costs were partially offset by foreign interest costs of J$35.8 billion, which were J$809.8 million (2.2%) below budget.

The largest component of recurrent expenditure was interest costs, which represented 35.6% of total expenditure (less amortization) in FY 2008/09. This was a lower percentage than interest costs in previous years, with the exception of FY 2007/08. Interest costs represented 34.6% of total expenditure in FY 2007/08, 39.4% in FY 2006/07, 42.5% in FY 2005/06 and 46.5% in FY 2004/05. The reduction in interest expenditure since FY 2004/05 primarily reflected the decline in domestic interest rates. Interest expenditure consumed 45.4% of total revenue in FY 2008/09. This was more than the 39.6% it represented in FY 2007/08, but was less than the 46.3% it represented in FY 2006/07, 47.3% in FY 2005/06 and 53.7% in FY 2004/05.

Expenditure on wages and salaries in FY 2008/09 increased to J$111.5 billion compared to J$86.2 billion in FY 2007/08 due principally to the impact of wage increases relating to the first year of the Memorandum of Understanding (MOUIII), which was signed on April 18, 2008, between the Government and the Jamaican Confederation of Trade Unions (JCTU). The MOU provided for a 22.0% wage increase over a two-year period from April 2008 to March 2010. Wages and salaries represented 31.7% of total expenditure in FY 2008/09 compared to 29.3% of total expenditure in FY 2007/08.

FY 2009/10 Budget

The FY 2009/10 budget remains consistent with Jamaica’s overall macroeconomic program, which has as its primary goals the reduction in the inflation rate relative to FY 2008/09, stability in the foreign exchange market and in domestic interest rates, the maintenance of adequate foreign reserves and the acceleration of economic growth.

For FY 2009/10, Jamaica has targeted a revised budget deficit of J$94.5 billion. Budgeted revenue and grants for FY 2009/10 amounts to J$316.7 billion, with 88.4% projected to be received from tax revenue. Tax revenue is budgeted to increase by 13.7% over FY 2008/09, primarily as a result of the normal increase in the base revenue generated from increased economic activity, augmented by aggressive revenue enhancement measures. See “—Tax Reform.”

Expenditure (less amortization) is budgeted to increase by 17.0% over FY 2008/09 due partly to a 13.5% increase in wages. Interest expenditure is budgeted to increase by 39.8% due to a projected 25.7% increase in domestic payments underpinned by the increased stock of local issues. The FY 2009/10 expenditure budget is projected to be J$411.2 billion, comprising J$376.1 billion for recurrent expenditure and J$35.1 billion for spending on capital projects. Of the recurrent budget, J$74.3 billion is allocated to programs, J$126.6 billion is allocated to wages and salaries and J$175.2 billion to interest payments.

Expenditure on wages and salaries is budgeted to increase in FY 2009/10 despite the freezing of the wages of public sector workers at March 31, 2009 levels due primarily to payments earmarked for the reclassification of teachers and health sector workers. The wage freeze has affected all public sector workers.

Tax Reform

Prior to 1986, the individual income tax base in Jamaica included all sources of income with a graduated marginal rate structure ranging from 30.0% to 57.5%. There were no standard deductions, but taxpayers could qualify for up to 16 separate tax credits that had been gradually added to the tax system over the years. Because these credits came into existence on different dates and were not indexed to inflation, their value had been substantially eroded over the years. Jamaica further narrowed its tax base by permitting employers to grant non-taxable perquisites to employees that were not required to be reported as income.

In 1986, Jamaica introduced tax reforms that included a flat tax rate for individuals and a uniform standard deduction, or income exemption level, which replaced the former system of tax credits. A flat tax rate and an income threshold replaced the progressive rate structure. Since 1993, the personal income tax rate has been 25.0%. The threshold after which taxes are paid has increased over time. Effective July 1, 2008, the threshold was raised to J$200,304 and effective July 1, 2009, it was J$220,272. The income tax threshold will be increased to $441,168, effective January 1, 2010. The corporate tax rate is currently 33 1/3%. However, due to the policy base loan agreements between the Government and multilateral institutions, the Government is committed to reducing the corporate tax rate gradually to 25.0%, beginning in FY 2012/13. The Government currently plans to reduce the rate gradually from 33 1/3% to 31.0% in FY 2012/13, to 28.0% in FY 2013/14, and, finally, to 25.0% in FY 2014/15.

The following table shows the changes in personal income tax rate and threshold since 2003:

Personal Income Tax Rates and Thresholds

Effective Date	Rate (%)	Threshold (J$)	Increase (%)
January 2004	25	120,432	—
January 2005	25	120,432	—
July 2005	25	169,104	40.4
January 2006	25	193,440	14.4
January 2007	25	193,440	—
January 2008	25	193,440	—
January 2009	25	220,272	13.9

Source: Ministry of Finance and the Public Service.

Jamaica implemented a tax administration reform project in 1994. The goal of the project is to broaden the tax base, facilitate voluntary compliance with the tax laws, improve the effectiveness of tax administration and tax collection, and control tax evasion.

In 1996, Jamaica implemented a tax compliance program aimed at improving the efficiency and effectiveness of tax administration and compliance through the implementation of a tax registration number system, which assigned individuals and businesses identification numbers. The registration of taxpayers, which began in March 1996, is ongoing. The system became operational on November 18, 1996. At March 31, 2009, 1,922,787 confirmed taxpayer registration numbers had been assigned.

As a part of the reform of the tax system, the Revenue Administration Act was amended in FY 1998/99 to strengthen the enforcement capacity of tax administration. These amendments enabled the reorganization of revenue departments on the basis of functions rather than tax type, and the sharing of information among the revenue departments. The re-organization was completed in December 1999.

In April 2000, Jamaica announced its intention to gradually eliminate the income tax on dividends paid by publicly listed companies in order to encourage the movement of funds into the equity market and away from fixed income securities. The gradual elimination of this tax occurred over a three-year period. Effective June 1, 2000, the tax rate applicable to dividends was lowered to 20.0%. Effective April 1, 2001, the tax rate was further reduced to 10.0% and, as of April 1, 2002, the tax was eliminated.

In April 2003, Jamaica implemented a J$13.8 billion tax and user fee package. The measures include the imposition of the general consumption tax, or GCT, on some previously zero-rated and exempt goods and services, a 2% tax on imports, and a 15% bet winnings tax on the national lottery. Legislative measures to amend the Income Tax and Customs Act are being implemented together with other measures under the tax administrative reform project. These include the removal of tax exemptions previously granted to certain public sector entities, in furtherance of which the Public Enterprises (Removal of Tax Concessions) Act, 2003 became effective in December 2003.

In April 2005, Jamaica implemented a J$9.4 billion tax package. The measures included an increase in the standard GCT from 15.0% to 16.5% effective May 1, 2005, an increase in the special consumption tax on cigarettes, effective April 15, 2005, and an increase in the GCT rate for the tourism sector from 6.25% to 8.25%. The income tax threshold was also increased from J$120,432 to J$169,104, effective July 1, 2005, to J$193,440, effective January 1, 2006, and to J$320,736 effective from July 1, 2009 to December 31, 2009. The income tax threshold will be increased to $441,168, effective January 1, 2010.

As of April 27, 2009 the special consumption tax, or SCT, on petrol was increased by $8.75 per litre. The ad valorem component of the SCT remained the same. This tax measure is expected to yield additional revenues of approximately J$13.3 billion in the current fiscal year.

The funds from this tax measure will be used over the next three years as follows:

Financial Year	Road Maintenance Fund (RMF)	Other Public Expenditure
FY 2009/10	20% of collections	80% of collections
FY 2010/11	35% of collections	65% of collections
FY 2011/12	50% of collections	50% of collections

The Road Maintenance Fund is presently funded by 33 1/3% of the annual receipts from motor vehicle licences. The funds from the fuel tax will augment the resources of the RMF and are to be used for rehabilitating and repairing arterial roads island wide. Many of these roads have been in need of repair for several years due to the lack of a formal road maintenance program. The RMF is expected to receive approximately J$3 billion from the fuel tax in FY 2009/10.

In December 2008, Jamaica implemented several tax measures in response to the global economic crisis. These included:

•	requiring businesses with annual sales exceeding J$3 million to register and charge GCT on the value of their supplies;

•	reducing the rate of the GCT charged by the hotel industry from 8.25% to 4.125% through September 30, 2009;

•	removing the Customs User Fees payable on goods and raw materials;

•	reducing the transfer tax on property transactions to 5%, following a cut from 7.5% to 6.5% in April 2008;

•	reducing the time allowed for depreciating the cost of capital equipment from two years to one year; and

•	abolishing the income tax on dividends declared by Jamaican-owned companies.

Intervention and Divestment

Jamaica’s intervention in the financial sector, through FINSAC, was undertaken to rehabilitate financial institutions with liquidity and solvency problems and to protect depositors. This intervention resulted in the protection of 1.5 million deposit accounts with a value of J$68.7 billion and 569,000 individual insurance policies with a total face value of J$174.4 billion. FINSAC’s intervention also provided protection to 55,000 beneficiaries of private pension funds, which had a total value of J$19.0 billion.

The types of assistance FINSAC has provided include the assumption of deposit and other liabilities, the provision of liquidity support, the purchase of ordinary and preference shares, the acquisition of under-performing assets and the provision of subordinated loans. In exchange for such assistance, FINSAC has acquired a combination of equity, board seats and the assets in numerous financial institutions and their related companies. FINSAC’s activities in the banking sector also involved the merger of several financial institutions under its control to create Union Bank of Jamaica Limited, which was subsequently sold in March 2001 for J$1.6 billion.

FINSAC financed its operations through the issuance of government-guaranteed securities. A portion of these securities was repaid with the first installment of the proceeds of loans from the Inter-American Development Bank, or IADB, the Caribbean Development Bank, or CDB and World Bank and an additional portion was repaid with the proceeds of the divestment of approximately J$11.7 billion in assets and property, including many major Jamaican banks, insurance companies, hotels and other businesses. As of April 1, 2001, the remaining J$79.3 billion in government-guaranteed securities issued by FINSAC were assumed by Jamaica as direct obligations. See “Public Sector Indebtedness”.

As a result of the FINSAC intervention, FINSAC assumed investments in various financial institutions, non-performing loan portfolios and other financial assets, the great majority of which it has divested to the private sector. FINSAC aggressively marketed its non-performing loan portfolio, which resulted in its sale by the end of 2002. In addition, in 2002 FINSAC sold its shareholdings in two of the largest financial institutions that had been in need of intervention and rehabilitation—the National Commercial Bank (the largest commercial bank in Jamaica at that time) and Life of Jamaica (a major insurance company in Jamaica).

Proceeds from these sales have been used to reduce FINSAC liabilities and, consequently, the public sector debt associated with the rehabilitation of the financial sector.

With the fulfillment of FINSAC’s responsibilities of intervening and rehabilitating institutions and subsequently disposing of its majority equity stakes in intervened institutions, the Jamaican Government scaled down the operations of FINSAC as of July 2003. The management of Jamaica’s minority stakes in institutions in which FINSAC intervened as well as the responsibility of completing the legal procedures required to formally close down institutions that have already ceased operations have been assumed by FIS.

Improvements in the Legislative and Regulatory Framework

Along with the efforts at restructuring the financial sector through FINSAC, Jamaica has also focused its attention on regulatory and supervisory reform. A number of key amendments to Jamaica’s financial legislation came into effect in October 1997, and provided for:

•	more efficient and effective powers for remedial action taken by the supervisory authorities in respect of distressed institutions;

•	reduced capacity for institutions to lend to, or invest in, related entities;

•	a more stringent computation of capital adequacy;

•	a more precise definition of non-performing loans and power for the supervisory authorities to prescribe accounting rules; and

•

greater control by supervisory authorities over changes of ownership and a stricter definition of a “fit and proper person” for management, directors and owners of financial institutions. See “The Monetary System—Legislation and Regulation”.

The Deposit Insurance Act was also passed in March 1998, to establish a scheme for the protection of depositors. See “The Monetary System—The Financial System—Legislation and Regulation—Deposit Insurance”.

After its initial response to the crisis, Jamaica has maintained its efforts to foster the effective supervision and regulation of the financial sector. This involved regulatory reform focused mainly on streamlining the supervision of the sector. The Financial Services Commission, or FSC, which became operational on August 2, 2001, is the sole regulatory and supervisory agency for non-deposit taking financial institutions, unit trusts, mutual funds, insurance, and pension funds. The Bank of Jamaica has retained its supervisory functions in the new regime, and its powers have been bolstered with the passage of legislation giving the Supervisor of Banks greater autonomy to intervene in troubled institutions through temporary management. The supervisory structure is complemented by the creation of the Regulatory Policy Council, or RPC, an umbrella entity comprised of the head of the FSC, the Supervisor of Banks, the head of the Jamaica Deposit Insurance Corporation, and the Financial Secretary or a nominee. The RPC utilizes a proactive and coordinated approach to developing policy for the financial sector, thus helping in the detection of problems and sharing of information among the supervisors.

A new Insurance Act was enacted in December 2001 to repeal and replace the Insurance Act of 1972; to provide measures to strengthen corporate governance and the rulemaking process; and to establish prompt corrective action. Reform of the pensions system has also been progressing with a new National Pensions Act, which became effective in March 2005. This new Insurance Act includes new requirements for pension funds such as registration, licensing, investment limits, minimum solvency standards and information disclosure. In 2007, the second phase of the Pension Reform initiative was advanced with the submission of additional drafting instructions for the preparation of amendments to the Pensions (Superannuation Funds and Retirement Schemes) Act and associated regulations. This was preceded by extensive consultations with major stakeholders in the industry. The legislation will address issues such as mandatory vesting, portability of pension rights, funding and solvency of approved superannuation funds and retirement schemes and registration of self-administered funds.

The legislative process for the reform of the National Payments system was initiated. This involves the enactment of legislation to facilitate the regulation of the national payments system and provide the Bank of Jamaica with the regulatory oversight of the payments system. Among other things, the new legislation will provide for settlement rules among participants to be valid and binding, the determination of standards to be complied with by designated clearing houses and participants, the audit and inspection of clearing houses and the establishment of a management body, a National Payments Council.

In 2009, the legislative process to facilitate the enactment of Credit Reporting Legislation was further advanced and a bill is now before a Joint Select Committee of Parliament. This was done following intense consultations with stakeholders. The Credit Reporting Legislation is seen as an important element of managing credit risk in the financial sector. In addition, the provisions of the Money Laundering Act of 1996 were incorporated in the Proceeds of Crime Act 2007. The Financial Investigations Division (FID) has the obligations to track violations of the anti-money laundering provisions and to combat terrorist financing and other financial crimes in collaboration with the supervisory authorities and other stakeholders. The FID has also been designated the Asset Recovery Agency under the Proceeds of Crimes Act. The legislative process to ensure the FID has its own statute is also before Parliament.

In 2007, the authorities were faced with the challenge of dealing with over twenty Unregulated Financial Organizations (UFOs). The FSC, with the support of other regulatory agencies, embarked on an extensive public education campaign to increase awareness of factors that should be taken into consideration before investing. This was accompanied by investigations into the business operations of these UFOs. Following investigations by the FSC, the entities were deemed to be in contravention of the relevant laws governing the sector. The investigations have also revealed that the smaller UFOs acted as feeders for the three largest UFOs.

Consequently, the entities were served with Cease and Desist Orders. A Cease and Desist Order is an instruction to an entity requiring it to discontinue any business transaction or any actions that are in contravention of any of the Acts that have provisions for the regulation of the financial sector. To prevent the execution of these Orders, some of these entities have brought legal action against the FSC. However, in all court rulings to date, the FSC has been successful in its bid to issue and enforce the Cease and Desist Orders. A court-appointed liquidator is in the process of winding up one of the major UFOs, while others are involved in litigation.

Jamaica’s efforts at restructuring the financial sector were aided in 2000 by the provision of loan packages from the IADB, the World Bank and the CDB.

In connection with the loans from IADB, CDB and the World Bank, Jamaica agreed to an International Monetary Fund, or IMF, Staff Monitored Program, or SMP, in 2000. A second SMP was adopted in July 2002, which covered the period April 2002 to March 2003. The 2002 SMP was the last such arrangement between the IMF and Jamaica due to the fact that the IMF decided to revamp the SMP. The SMP was an informal and flexible instrument for dialogue between the IMF and Jamaica on the country’s economic policies. The program focused on strategies to advance the resolution of the financial sector difficulties, as well as to consolidate recent gains in economic stabilization, and to lay the foundation for strong economic growth. It also provided a framework within which specific macroeconomic targets were to be achieved. The IMF Staff Monitored Program established quarterly quantitative targets and structural benchmarks, which were used to monitor Jamaica’s progress. Jamaica consistently achieved these macro-economic performance targets. Following the IMF’s decision to revamp the SMP, Jamaica and the IMF engaged in discussions to identify a process that would facilitate the IMF’s monitoring of the implementation and progress of Jamaica’s macroeconomic program. In August 2004, Jamaica and the IMF agreed on a program of intensified surveillance of Jamaica’s economic program.

As of the date of this filing, Jamaica is currently in discussions with the IMF for a 27-month Stand-By Arrangement (SBA) due to an expected requirement for balance of payment support, which is a result of the impact of the global financial crisis on the country. The IMF SBA would support the medium-term macroeconomic program of the Government which is currently being discussed with IMF Staff. The discussions are at an advanced stage as of the date of this filing and it is anticipated that the IMF Board will approve the SBA in January 2010.

Although Jamaica does not subscribe to the voluntary Special Data Dissemination Standard (SDDS), established by the IMF in 1996 as a mechanism for IMF member states to provide economic and financial data to the public, Jamaica is taking steps to become a SDDS subscriber. As one of the steps to subscribe to the SDDS, Jamaica became a subscriber to the General Data Dissemination Standard in 2002.

During 2005, Jamaica participated in an IMF/World Bank Financial Sector Assessment Program (FSAP), which is a joint initiative of the IMF and World Bank to provide member countries with a comprehensive evaluation of their financial systems. FSAPs are designed to assess the stability of the financial system as a whole and not that of individual institutions. They have been developed to help countries identify and remedy weaknesses in their financial structure, thereby enhancing their resilience to macroeconomic shocks and cross-border contagion. In May 2005, the IMF/World Bank issued a report on the financial assessment that was undertaken in 2005 that indicated that, while Jamaica’s financial systems appeared well-capitalized and supervision had been strengthened in recent years, there was a need to further strengthen the prudential framework for security dealers, enhance the oversight of conglomerates, and develop and test crisis management systems. The report also recommended that priority be given to overhauling the payments system and introducing a central depository for fixed income securities. The developer for the design of the system has been selected.

Jamaica believes that its supervisory, regulatory and legislative framework is sufficient for maintaining the quality of the institutions in its financial sector. There can be no assurance, however, that substantial additional financial assistance or other government action may not be required in the future as developments in the financial sector continue to evolve.

PUBLIC SECTOR INDEBTEDNESS

General

Under Section 116 of the Jamaica Constitution, all loans charged on Jamaica’s Consolidated Fund, including all external debt payments such as those under the debt securities, represent a statutory charge on the revenue and assets of Jamaica. See “Public Finance—The Public Sector Budget”. These statutory charges are paid without any requirement of Parliamentary approval, directly from revenue and assets, before funds are available to Jamaica for other policies and programs.

The Constitution and the Financial Administration and Audit Act give the Ministry of Finance and the Public Service overall responsibility for the management of Jamaica’s public debt. The Loan Act limits the amount of funds which may be borrowed. In February 2004, the Jamaican Parliament passed legislation increasing the amount of funds which Jamaica may borrow. Jamaica has never defaulted on any of its external or domestic debt obligations.

Domestic Debt

At March 31, 2009, Jamaica’s domestic debt was J$651.7 billion, which excludes government-guaranteed securities. At December 31, 2008, Jamaica’s domestic debt, which excludes government-guaranteed securities, was J$608.9 billion, an increase of 9.0% when compared to the domestic debt level at the end of December 2007. Jamaica has incurred domestic debt primarily to provide budgetary financing, to provide assistance to the Bank of Jamaica in its liquidity management objectives, to cover Bank of Jamaica losses, to cover the capitalization of accrued interest on the Bank of Jamaica’s holding of former FINSAC securities, and by assumption of debt obligations of certain public sector entities.

In addition to this level of domestic debt, Jamaica has guaranteed certain financial obligations of public sector entities, which carry out major infrastructure projects from time to time. At March 31, 2009, the extent of these guarantees was approximately J$20.9 billion.

Jamaica’s domestic debt consists of local registered stocks, which are medium-term to long-term debt instruments issued by Jamaica, treasury bills, bonds and loans. At December 31, 2008, 25.2% of the outstanding domestic debt was scheduled to mature within one year, 41.1% between one and five years, and the remaining 33.7% after five years. The interest rate composition of the domestic debt at December 31, 2008 was 37.9% contracted on a fixed rate basis, while 62.0% was contracted on a floating interest rate basis and 0.1% was non-interest bearing.

At March 31, 2009, 18.6% of Jamaica’s domestic debt was scheduled to mature in one year, 48.8% in five years and the remaining 32.6% after five years. At March 31, 2009, approximately 59.1% of the domestic debt was on a floating rate basis and 40.8% on a fixed rate basis. Of the total debt at March 31, 2009, 16.8% was denominated in or indexed to foreign currency (US$ and Euro) and 83.2% was J$-denominated.

At December 31, 2008, local registered stocks represented 33.7% of total domestic debt, as compared to 40.1% at December 31, 2007. In October 1999, Jamaica implemented an auction system for the sale of local registered stocks. Previously, both price and coupon rates were set by the Ministry of Finance and Planning.

At December 31, 2008, Jamaica had J$597.3 billion of domestic bonds outstanding, representing 98.1% of total domestic debt. This represented a J$48.2 billion, or 8.8% increase over the level outstanding at December 31, 2007. Jamaica issues both local and foreign currency-denominated bonds in the domestic market. The remaining J$11.6 billion or 1.9% is comprised of loans and treasury bills. Jamaica issued both local and foreign currency-denominated bonds in the domestic market. Foreign currency denominated bonds that are issued in Jamaica are classified as domestic debt. At December 31, 2008, J$64.2 billion of the domestic debt were US$-denominated and J$26.5 billion were US$-indexed instruments.

Issuance of treasury bills is limited by statute to a maximum of J$12.0 billion in total outstanding treasury bills. The outstanding stock of treasury bills at December 31, 2008 was J$4.2 billion, representing 0.7% of total domestic debt. After an increase in 2007, the stock of treasury bills decreased in 2008 in keeping with Jamaica’s planned reduction of the stock of treasury bills in an effort to extend the average maturity of the domestic debt. Treasury bills are auctioned on a multiple-price basis.

The following table shows domestic debt for the five years ended December 31, 2008:

Domestic Debt

	2004	2005	2006	2007	2008
	(in millions of J$)

Securities
Treasury Bills	3,750.0	3,500.0	4,200.0	4,700.0	4,194.5
Local Registered Stocks	220,290.5	225,762.8	229,978.3	224,228.4	205,120.1

Total	224,040.5	229,262.8	234,178.3	228,928.4	209,314.6

Bonds
Investment Debenture	120,585.6	156,968.0	219,969.9	256,340.3	300,665.6
Land	560.2	418.2	547.9	377.6	352.6
US$ Denominated	48,919.1	52,872.5	49,583.5	50,038.0	64,224.9
US$ Indexed	39,915.8	30,381.4	24,331.8	17,773.2	26,542.1

Total	209,980.7	240,640.1	294,433.1	324,529.1	391,785.3

Loans
Commercial Banks	11,649.5	9,344.8	7,543.0	4,432.5	7,255.6
Other (including Public Sector)	1,291.3	851.5	518.7	536.2	560.1

Total	12,940.8	10,196.3	8,061.7	4,968.7	7,815.7

Total	446,961.9	480,099.2	536,673.1	558,426.3	608,915.5

Source: Ministry of Finance and the Public Service.

The following table shows the amortization schedule for domestic debt outstanding as at March 31, 2009:

Domestic Debt Amortization Schedule as at March 31, 2009

	2009	2010	2011	2012	2013
	(in millions of J$)

Bonds(1)	68,313.39	194,521.77	80,255.75	82,303.77	33,013.59
Loans	7,797.84	9,781.67	7,448.43	3,449.96	1,737.47

Total	76,111.23	204,303.44	87,704.18	85,753.73	34,751.06

(1)	Includes securities.

Source: Ministry of Finance and the Public Service.

The following table shows the interest schedule for domestic debt outstanding as at March 31, 2009:

Central Government Domestic Debt Interest Schedule

as at March 31, 2009

	2009	2010	2011	2012	2013
	(in millions of J$)

Bonds(1)	92,729.96	113,623.62	82,514.84	71,231.30	59,292.47
Loans	2,742.75	2,862.98	1,939.50	1,446.09	1,273.58

Total	95,472.71	116,486.6	84,454.34	72,677.39	60,566.05

(1)	Includes securities.

Source: Ministry of Finance and the Public Service.

The following table shows the maturity structure of domestic debt outstanding as at December 31, 2008:

Domestic Debt Maturity Structure

as at December 31, 2008

	Less than 1 year	1-5 years(1)	5-10 years(1)	10 years & over (2)	Total
	(in millions of J$)

Local Registered Stocks	25,299.7	82,293.8	39,489.5	58,037.1	205,120.1
Treasury Bills	4,194.5	N/A	N/A	N/A	4,194.5
Land Bonds	N/A	N/A	N/A	352.6	352.6
Debentures	59,715.5	149,408.5	56,861.1	34,680.5	300,665.6
US$ Indexed Bonds	17,324.3	9,217.8	N/A	N/A	26,542.1
US$ Denominated Bonds	45,287.3	5,684.6	12,448.3	804.7	64,224.9
Euro Denominated Bonds	N/A	435.3	N/A	N/A	435.3
Loans	1,907.6	2,898.9	2,450.0	123.7	7,380.2
Other	N/A	N/A	N/A	0.2	0.2

Total	153,728.9	249,938.9	111,248.9	93,998.8	608,915.5

(1)	Medium-Term debt.
(2)	Long-Term debt.

Source: Ministry of Finance and the Public Service.

The following table shows the interest rate composition of domestic debt outstanding as at December 31, 2008:

Domestic Debt Interest Rate Composition

as at December 31, 2008

	Principal Amount Outstanding	Share of Outstanding Debt
	(in millions of J$)	(%)

Variable Rate Debt	377,458.3	62.0
Fixed Rate Debt	231,195.9	37.9
Non Interest-Bearing Debt	261.3	0.1

Total Debt	608,915.5	100.0

External Debt

At December 31, 2008, public sector external debt was US$6,343.72 million, an increase of 3.6% from December 31, 2007. At December 31, 2008, 77.2% of public sector external debt was denominated in US dollars, 17.5% was denominated in Euro and 3.0% was denominated in Japanese yen.

At March 31, 2009, the stock of external debt was US$6,177.56 million, of which 81.9% was denominated in US dollars, 13.0% was denominated in Euro and 2.8% was denominated in Japanese yen.

Bond issues of US$4,139.5 million represented the largest creditor category of Jamaica’s public sector external debt, and accounted for 65.3% of total external indebtedness at December 31, 2008. Bilateral and multilateral obligations accounted for 29.7% of external debt at December 31, 2008. Multilateral indebtedness was US$1,199.1 million at December 31, 2008.

Due to a reduction in Jamaica’s investment program, the Government’s budgetary allocations to projects supported by IDB loans fell significantly. This situation delayed project execution, extended the project timelines and, in some cases, even prevented the achievement of the Inter-American Development Bank’s development objectives. As a result, the Inter-American Development Bank has limited its lending program and recently approved a new country strategy for Jamaica for the period 2006-2009, in which the bank links its loans to budget support rather than investment loans, committing to increasing its loan portfolio by an additional US$125 million, of which US$90 million is for budget support and US$35 million for direct lending to the private sector. Traditional investment loans may also be used if joint agreement is reached between the bank and the Government.

In September 2008, IDB provided a US$300 million credit facility to help eligible Jamaican financial institutions maintain credit flows. All seven commercial banks currently operating in Jamaica are eligible to participate in the facility. As of September 30, 2009, US$89.4 million of the IDB credit facility had been disbursed.

In May 2001, Jamaica issued US$400 million 11.75% fixed rate notes due 2011, and in December 2001 issued US$250 million 11.625% fixed rate notes due 2022. In June 2002, Jamaica registered a US$700 million shelf registration statement with the US Securities and Exchange Commission and subsequently in June 2002, issued US$300 million 10.625% notes due 2017 off that shelf. In October 2003, Jamaica issued a US$50 million 9.0% fixed rate bond maturing October 2008, which was distributed among investors in the Caribbean. In April 2004, US$125 million was raised through the re-opening of the existing US$300 million 10.625% bonds due 2017. In July 2004, Jamaica issued €200 million 11% bonds due 2012 and in October 2004, €150 million 10.5% bonds due 2014, with both issuances placed primarily with investors in Europe. In June 2005, Jamaica raised US$300 million through an offering of 9.0% fixed rate notes due 2015. In October 2005, Jamaica made further issuances of 9.25% US$250 million notes due 2025 and in February 2006, 8.50% US$250 million notes due 2036. In March 2007, Jamaica issued US$350 million 8.0% fixed rate amortizing notes due 2039. In October 2007, Jamaica issued an additional US$150 million 8.0% fixed rate amortizing notes due 2039. In June 2008, Jamaica issued $350 million 8.0% fixed rate amortizing notes due 2019.

In January 2003, Jamaica issued a US$40 million guarantee with respect to a bridge loan for the Highway 2000 Project to build a toll road across Jamaica. In January 2004, the bridge financing was replaced by a government-guaranteed US$75 million long-term loan facility. In July 2005, Jamaica issued US$325 million in guarantees with respect to bonds to facilitate the financial restructuring of Air Jamaica Limited, the national airline. In December 2006, Jamaica issued US$200 million in guarantees with respect to bonds to facilitate the restructuring of certain indebtedness of Clarendon Alumina Production Limited, a bauxite refiner wholly owned by Jamaica. In June 2007, Jamaica issued US$125 million in guarantees with respect to bonds. In 2009, Jamaica issued a US$60 million guarantee with respect to the expansion of the Norman Manley International Airport in Kingston. In September 2009, Jamaica issued a guarantee for US$121.65 million to HSBC Bank plc for the financing of the Falmouth Cruise Ship Terminal.

The following table shows medium and long-term public sector external debt by creditor category for the five years ended December 31, 2008:

External Debt by Creditor

	2004	2005	2006	2007	2008
	(in millions of US$)

Bilateral
OECD	871.2	726.9	624.1	591.5	513.6
Non-OECD	66.6	69.9	93.9	114.9	172.9

Total	937.8	796.8	718.0	706.4	686.5
Multilateral
IADB(1)	617.6	614.5	569.3	515.0	570.2
IMF(2)	0.9	0.0	0.0	0.0	0.0
IBRD(3)	428.6	404.6	372.9	348.8	309.2
Other	260.2	263.4	282.7	293.5	319.7

Total	1,307.3	1,282.5	1,224.9	1,157.3	1,199.1

Commercial Banks	232.4	223.2	282.0	277.9	278.1
Other Commercial	245.8	146.5	121.8	52.1	40.5

Total	478.2	369.7	403.8	330.0	318.6
Bonds	2,397.1	2,926.4	3,449.0	3,929.1	4,139.5

Total	5,120.4	5,375.4	5,795.7	6,122.8	6,343.7

(1)	Inter-American Development Bank.
(2)	International Monetary Fund.
(3)	International Bank for Reconstruction and Development.

Source: Ministry of Finance and the Public Service.

The following table shows Jamaica’s external debt by debtor for the five years ended December 31, 2008:

External Debt by Debtor

	2004	2005	2006	2007	2008
	(in millions of US$)

Government Direct	4,586.3	4,635.8	4,878.7	5,173.7	5,441.6
Government-Guaranteed	528.9	735.9	915.3	948.1	901.7
Bank of Jamaica	5.2	3.7	1.7	1.0	0.4

Total	5,120.4	5,375.4	5,795.7	6,122.8	6,343.7

Source: Ministry of Finance and the Public Service.

The following table shows the amortization schedule for external debt outstanding as at March 31, 2009:

External Debt Principal Amortization Schedule

as at March 31, 2009

	2009	2010	2011	2012	2013	2014
	(in millions of US$)

Multilateral
IADB	82.8	67.6	56.9	197.2	196.9	54.9
IBRD	50.5	41.4	36.2	35.4	36.1	36.7
Other	32.2	28.9	27.1	28.2	29.5	40.5

Total	165.5	137.9	120.2	260.8	262.5	132.1

Commercial Banks	35.0	24.9	38.7	36.6	30.9	35.3
Other Commercial	12.6	8.0	8.0	6.1	4.9	5.4
Bonds	274.0	28.6	438.1	334.6	47.6	262.9
Bilateral	76.8	71.4	67.9	66.7	56.4	48.7

Total	563.9	270.8	672.9	704.8	402.3	484.4

Source: Ministry of Finance and the Public Service.

The following table shows the interest schedule for external debt outstanding as at March 31, 2009:

External Debt Interest Schedule

as at March 31, 2009

	2009	2010	2011	2012	2013	2014
	(in millions of US$)

Multilateral
IADB	31.3	47.7	49.6	46.0	35.2	25.8
IBRD	14.7	16.6	14.4	13.0	11.8	8.7
Other	13.7	20.7	22.6	22.5	21.1	20.2

Total	59.7	85.0	86.6	81.5	68.1	54.7

Commercial Banks	13.1	33.4	11.8	10.4	9.1	9.4
Other Commercial	1.1	1.3	0.8	0.4	0.2	0.1
Bonds	320.0	311.0	287.1	263.6	234.5	272.9
Bilateral	18.4	15.6	13.7	12.0	10.0	8.5

Total	412.3	446.3	400.0	367.9	321.9	345.6

Source: Ministry of Finance and the Public Service.

The following table shows the maturity structure for external debt outstanding as at December 31, 2008:

Total External Debt Maturity Structure

as at December 31, 2008

	Less than 1 year	1-5 years	5-10 years	10 years & over	Total
	(in millions of US$)

Bilateral	5.9	132.9	235.0	312.8	686.5
Multilateral	0.2	149.2	347.5	702.2	1,199.1
IADB	0.2	61.0	76.0	432.9	570.1
IBRD	0.0	47.4	218.0	43.8	309.2
Other	0.0	40.8	53.5	225.5	319.8
Commercial Bank	0.0	47.9	55.3	174.9	278.1
Other Commercial	0.5	5.1	34.9	0.0	40.5
Bonds	278.0	678.0	1,258.5	1,925.0	4,139.5
Total	284.6	1,013.1	1,931.2	3,114.9	6,343.7

Source: Ministry of Finance and the Public Service.

The following table shows the interest rate composition of external debt outstanding as at December 31, 2008:

External Debt Interest Rate Composition

as at December 31, 2008

	Principal Amount Outstanding	Share of Outstanding Debt
	(in millions of US$)	(%)

Variable Rate Debt	5,214.5	82.2
Fixed Rate Debt	1,129.2	17.8

Total Debt	6,343.7	100.0

Source: Ministry of Finance and the Public Service.

Debt Service Indicators

Public sector external debt as a percentage of GDP increased to 50.1% at December 31, 2008, from 48.4% at December 31, 2007. External debt as a percentage of exports of goods and services declined to 81.5% at December 31, 2008, from 82.1% at December 31, 2007. External debt service payments as a percentage of exports of goods and services decreased to 11.3% during 2008 from 12.2% during 2007.

The following table shows public sector external debt indicators for the five years ended December 31, 2008:

Debt Indicators

	2004	2005	2006	2007	2008
	(in millions of US$, except percentages)

External Debt Service Principal	493.4	543.0	258.8	483.4	486.1
Interest	302.8	358.2	385.6	428.0	394.5

Total	796.2	901.2	644.4	911.4	880.6

Exports of Goods and Services(1)	5,790.9	5,929.2	6,870.8	7,454.8	7,783.1
External Debt Service Ratio (%)	13.8	15.2	9.4	12.2	11.3
Interest on External Debt/Exports of Goods and Services (%)(1)	5.2	6.0	5.6	5.7	5.1
External Debt Outstanding/Exports of Goods and Services (%)(1)	88.4	90.7	84.4	82.1	81.5
External Debt/GDP (%)(2)	50.9	49.9	49.5	48.4	50.1
Domestic Debt/GDP (%)(3)	72.1	69.0	68.3	62.5	59.8

Total Debt/GDP (%)(2)	123.0	118.9	117.8	110.9	109.9

(1)	Exports of goods, services and current transfers.
(2)	Calculated by converting external debt to Jamaica dollars using the end of period exchange rate.
(3)	Calculated using Jamaica dollars.

Source: Ministry of Finance and the Public Service and Bank of Jamaica.

Debt Records

Jamaica has never defaulted on any of its external or domestic debt obligations, which under the Jamaican Constitution are paid without any requirement of Parliamentary approval, directly from revenue and assets of Jamaica, before funds are available to Jamaica for other policies and programs. In the last 13 years, Jamaica has been involved in only one debt restructuring.

On January 25, 1993, Jamaica entered into a multi-year debt service rescheduling arrangement with the Paris Club comprised of OECD creditor governments and their agencies. This accord spanned the 36-month consolidation period from October 1, 1992 through September 30, 1995. Pursuant to the Paris Club Accord, the parties finalized the single outstanding bilateral implementing agreement in January 1996.

In March 1996, Jamaica formally completed a three-year extended fund facility with the International Monetary Fund.

External Public and Publicly Guaranteed Debt (including Bank of Jamaica debt)(1)

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at March 31, 2009
	%				(in US$)

Multilateral Organizations
World Bank	Various	Various	Various	USD, JPK, GBP, CAD, EUR	400,766,585
Inter-American Dev. Bank	Various	Various	Various	USD, JPK, GBP, CAD, EUR	626,145,306
Others	Various	Various	Various	USD, JPK, GBP, CAD, EUR, SDR	316,350,324

Total Multilateral Organizations					1,343,262,215

Foreign Governments (including Original Loans and Paris Club)	Various	Various	Various	USD, JPK, GBP, CAD, EUR	685,514,590
Bonds (Global) USD
USD400 mn 2011	11.75%	May 1, 2001	May 15, 2011	USD	400,000,000
USD250 mn 2022	11.625%	Dec. 19, 2001	Jan. 15, 2022	USD	250,000,000
USD300 mn 2017	10.625%	June 20, 2002	June 20, 2017	USD	300,000,000
USD125 mn 2017	10.625%	April 27, 2004	June 20, 2017	USD	125,000,000
USD300 mn 2015	9.0%	June 2, 2005	June 2, 2015	USD	300,000,000
USD250 mn 2025	9.25%	October 18, 2005	October 18, 2025	USD	250,000,000
USD250 mn 2036	8.50%	February 28, 2006	February 28, 2036	USD	250,000,000
USD125 mn 2015	Variable	July 2005	July 2015	USD	125,000,000
USD200 mn 2015	9.375%	July 2005	July 2015	USD	185,714,286
USD200 mn 2021	8.5%	Nov. 16, 2006	Nov. 16, 2021	USD	200,000,000
USD125 mn 2027	8.125%	June 2007	July 2027	USD	125,000,000
USD150 mn 2039	8.0%	October 11, 2007	March 15, 2039	USD	150,000,000
USD350 mn 2039	8.0%	March 15, 2007	March 15, 2039	USD	350,000,000
USD350 mn 2019	8.0%	June 24, 2008	June 24, 2019	USD	350,000,000

Total (Global) USD					3,360,714,286

Bonds (EUR)
EUR200 mn 2012	11.00%	July 27, 2004	July 27, 2012	EUR	265,540,000
EUR150 mn 2014	10.50%	Oct. 27, 2004	Oct. 27, 2014	EUR	199,155,000

Total (EUR)					464,695,000

Commercial Banks	Various	Various	Various	USD	285,211,238
Other Commercial (Export Credit)	Various	Various	Various	USD, JPK, GBP, CAD, EUR	38,162,214

Total					6,177,559,543

(1)	LEGEND: USD = United States Dollar; CAD = Canadian Dollar; JPK = Japanese Yen; EUR = Euro; SDR = Special Drawing Rights.

External Public Debt(1)

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at March 31, 2009
	%				(in US$)

Multilateral Organizations
World Bank	Various	Various	Various	USD, JPK, GBP, CAD, EUR	400,766,585
Inter-American Dev. Bank	Various	Various	Various	USD, JPK, GBP, CAD, EUR, UOA	615,845,643
Others	Various	Various	Various	USD, JPK, GBP, CAD, EUR, SDR	228,035,783

Total Multilateral Organizations					1,244,648,011

Foreign Governments (including Original Loans and Paris Club)	Various	Various	Various	USD, JPK, GBP, CAD, EUR	673,202,465
Bonds (Global) USD
USD400 mn 2011	11.75%	May 1, 2001	May 15, 2011	USD	400,000,000
USD300 mn+US$125 mn 2017	10.63%	June 20, 2002	June 20, 2017	USD	425,000,000
USD250 mn 2022	11.63%	Dec. 19, 2001	Jan. 15, 2022	USD	250,000,000
USD300 mn 2015	9.0%	June 2, 2005	June 2, 2015	USD	300,000,000
USD250 mn 2025	9.25%	October 18, 2005	October 17, 2025	USD	250,000,000
USD250 mn 2036	8.50%	February 28, 2006	February 28, 2036	USD	250,000,000
USD150 mn 2039	8.0%	October 11, 2007	March 15, 2039	USD	150,000,000
USD350 mn 2039	8.0%	March 15, 2007	March 15, 2039	USD	350,000,000
USD350 mn 2019	8.0%	June 24, 2008	June 24, 2019	USD	350,000,000

Total (Global) USD					2,725,000,000

Bond (EUR)
EUR 200 mn 2012	11.00%	July 27, 2004	July 27, 2012	EUR	265,540,000
EUR 150 mn 2014	10.50%	Feb. 11, 2004	Feb. 11, 2009	EUR	199,155,000

Total					464,695,000

Commercial Banks	Various	Various	Various	USD	169,331,576
Other Commercial (Export Credit)	Various	Various	Various	USD	32,918,703

Total					5,309,795,755

(1)	LEGEND: USD = United States Dollar; CAD = Canadian Dollar; JPK = Japanese Yen; EUR = Euro; SDR = Special Drawing Rights, which are units of measure derived from a group of currencies which constitute the International Monetary Fund loan portfolio; UOA = Units of Accounts, which are units of measure derived from a group of currencies which constitute the Inter-American Development Bank loan portfolio; GBP = British Pound Sterling.

External Guaranteed Debt(1)

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at March 31, 2009
	%				(in US$)

Multilateral Organizations
Inter-American Dev. Bank	Various	Various	Various	USD	10,299,663
Others	Various	Various	Various	USD, EUR	88,314,541

Total Multilateral Organizations					98,614,204

Foreign Governments (including Original Loans)	Various	Various	Various	USD	12,312,125
Commercial Banks	Various	Various	Various	USD	115,879,662
Other Commercial (Export Credit)	Various	Various	Various	USD, CAD	5,243,511
Bonds
US$ 125 million due 2015	Variable	July 2005	July 2015	USD	125,000,000
US$ 200 million due 2015	9.375%	July 2005	July 2015	USD	185,714,286
US$125 million due 2017	8.125%	June 2007	June 2027	USD	125,000,000
US$ 200 million due 2021	8.5%	November 2006	November 2006	USD	200,000,000

Total					867,763,788

(1) LEGEND: USD = United States Dollar; CAD = Canadian Dollar; EUR = Euro.

Bank of Jamaica Debt(1)
	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at March 31, 2009
	%				(in US$)

Foreign Governments (including Original Loans)	Various	Various	Various	USD	0.0

Total	0.0	0.0	0.0	0.0	0.0

(1)	LEGEND: USD = United States Dollar; SDR = Special Drawing Rights.

Summary of Economic Information

	2004	2005	2006	2007	2008
	(in millions of US$, except where noted)

DOMESTIC SECTOR(1)
Real Gross Domestic Product (J$ millions)	483,624.7	488,483.5	501,746.1	509,248.9	504,421.7
Real GDP (US$ millions)(2)	8,542.3	8,628.1	8,862.4	8,994.9	8,909.7
Percent Change in Real GDP	1.4	1.0	2.7	1.5	(0.9)
GDP per capita (J$/person)	183,323	184,306	188,407	190,317	187,713
Inflation Consumer Price Index (Percent Change)	13.7	12.6	5.7	16.8	16.8
Interest Rates (Percent)
Weighted Average Loan Rate	17.7	17.3	17.6	17.1	16.8
Weighted Average Deposit Rate	7.8	7.0	6.6	7.0	7.4
Treasury Bill Yield(3)	14.9	13.6	12.3	13.3	24.4
Unemployment Rate (Percent)(4)	11.7	11.2	10.3	9.7	10.6
EXTERNAL SECTOR
Average Annual Nominal Exchange Rate (J$/US$)	61.4	62.6	66.0	69.1	73.4
Export of Goods	1,601.6	1,664.3	2,133.6	2,362.6	2,743.9
Alumina	814.6	920.3	1,040.5	1,193.1	1,230.5
Sugar	98.1	76.8	89.7	100.3	104.3
Imports of Goods	3,545.1	4,245.6	5,077.0	6,203.9	7,546.8
Goods Balance	(1,943.5)	(2,581.3)	(2,943.4)	(3,841.3)	(4,802.9)
Current Account Balance	(501.9)	(1,071.5)	(1,182.9)	(2,038.2)	(2,793.9)
Net Foreign Direct Investments	549.3	581.5	796.8	751.5	1,360.8
Increase/(Decrease) in Reserves	693.5	228.9	230.2	(439.9)	(104.8)
Net International Reserves of the Bank of Jamaica	1,858.5	2,087.4	2,317.6	1,877.7	1,772.9
Weeks of Coverage of Goods Imports(5)	27.5	27.0	25.2	16.4	14.8
PUBLIC FINANCE (J$ millions)(6)
Revenue and Grants	172,798.3	186,684.2	211,364.5	252,140.7	276,199.8
Expenditure	199,487.8	207,724.1	248,011.7	294,279.6	351,521.4
Fiscal Surplus (Deficit)	(26,689.5)	(21,039.9)	(36,647.2)	(42,138.8)	(75,321.6)
Percent of GDP	(4.2)	(2.9)	(4.5)	(4.6)	(7.3)
Primary Surplus	66,094.7	67,255.7	61,170.7	59,584.6	49,983.6
Primary Surplus as a percent of GDP	10.4	9.4	7.5	6.5	4.8
Loan Receipts	149,680.4	184,708.9	161,297.2	135,240.3	212,148.6
Amortization	129,753.7	139,971.2	122,049.7	106,115.4	148,733.2
Overall Surplus (Deficit)	(6,762.8)	23,697.8	2,600.3	(8,472.1)	(11,906.2)
Overall Public Sector Surplus (Deficit)(7)	(35,419.4)	(29,002.4)	(72,025.4)	(72,822.6)	(106,005.4)
Overall Public Sector Surplus (Deficit) as a percent of GDP	(5.6)	(4.1)	(8.8)	(7.9)	(10.2)
PUBLIC DEBT
Domestic Debt (J$ millions)(8)	446,961.9	480,099.2	536,673.1	558,426.3	608,915.5
Percent of GDP	72.1	69.0	68.3	62.5	59.8
Public Sector External Debt	5,120.4	5,375.4	5,795.7	6,122.8	6,343.7
Percent of GDP	50.9	49.9	49.5	48.4	50.1
Total Public Sector Debt	762,534.6	827,253.9	925,842.8	990,800.9	1,119,401.9
Percent of GDP	122.9	119.0	117.8	110.9	109.9
External Debt Service Ratio	14.4	15.2	9.4	12.2	11.3
TOURISM
Total Visitor Arrivals	2,514,559	2,614,506	3,015,358	2,880,289	2,859,534
Occupancy Rate (% Hotel Rooms)	57.9	61.4	62.8	63.3	60.4
Visitor Expenditures(9)	1,437.0	1,545.0	1,871.0	1,943.0	1,975.5

(1)	The gross domestic product series has been revised. This revision was made in order to capture the changing structure of industries in the manufacturing, financial and insurance services, business services and the miscellaneous services sectors. In addition, the base year has been changed from 1996 to 2003.
(2)	Calculated using the average annual exchange rate.
(3)	Tenors of Treasury Bills are approximately 182 days.
(4)	Includes all persons without jobs, whether actively seeking employment or not. In 2004, three labor force surveys were conducted (in April, July and October). Four labor force surveys were conducted in each of 2005, 2006, 2007 and 2008 (in January, April, July and October).
(5)	Calculated on the basis of gross international reserves.
(6)	Fiscal year data from April 1 to March 31. For example, 2004 refers to the period April 1, 2004 to March 31, 2005.
(7)	Overall Public Sector comprises the central government, the Bank of Jamaica, governmental statutory bodies and authorities and government-owned companies.
(8)	Does not include contingent liabilities in the form of guarantees of certain obligations of public entities.
(9)	Estimate.

Source: Bank of Jamaica, Statistical Institute of Jamaica, Ministry of Finance and Planning and Jamaica Tourist Board.

THE MONETARY SYSTEM

Bank of Jamaica

The Bank of Jamaica (BOJ) was established in 1960 pursuant to the Bank of Jamaica Act 1960 and commenced operations in 1961. The Bank of Jamaica Act, together with the Banking Act 1992, the Financial Institutions Act, the Building Societies Act and the Bank of Jamaica (Building Societies) Regulations provides the Bank of Jamaica with the statutory authority for regulating the activities of the banking system. Amendments to the Bank of Jamaica Act designed to give greater autonomy to the Bank of Jamaica were drafted and tabled in Parliament.

Amendments to the Banking Act and the Bank of Jamaica Act designed to strengthen the Bank of Jamaica’s oversight in banking activities became law in October 1997 and March 2002, respectively. Amendments to the Financial Institutions Act, which regulates other financial institutions such as finance houses and merchant banks, and the Building Societies Act, which regulates building societies, also became law in October 1997 and March 2002, respectively. See “—The Financial System” and “—Legislation and Regulation”. Amendments to the Bank of Jamaica Act, subjecting money transmitters and remittance agencies to licensing regimes and regulations comparable to those applicable to other institutions that deal with approved foreign currency became law in January 2004. These amendments will bring Jamaica in line with the Financial Action Task Force’s (FATF) 40 revised recommendations.

In addition to its operations relating to the issue and redemption of currency and as banker to Jamaica, the Bank of Jamaica’s primary role has shifted to the development and implementation of monetary policies aimed at achieving Jamaica’s inflation objectives and maintaining long-term stability in the foreign exchange market. As the banking supervisory authority, the Bank of Jamaica is also required to ensure the soundness and development of the financial system pursuant to the Banking Act, the Financial Institutions Act and the Building Societies Act and BOJ (Building Societies) Regulations.

Money Supply and Interest Rates

The monetary base expanded by 9.6% in 2008, following increases of 12.6% and 17.3% in 2007 and 2006, respectively. The monetary base comprises currency issue in the hands of the public, plus vault cash held in the banking system, statutory cash reserves and demand deposits of commercial banks held at the Bank of Jamaica. The slower growth in 2008 was primarily reflected in a deceleration in the growth of currency issue to 3.8% from 11.6% in 2007. Money supply (M2) grew by 4.3% in 2008, relative to a growth of 17.1% in 2007 and 11.2% in 2006. The expansion in M2 in 2008 was largely reflected in an increase in quasi-money, which is comprised of savings and time deposits. Savings and time deposits increased by 8.1% and 13.6%, respectively, in 2008. For the first half of 2009, the monetary base increased by 1.7%, relative to a decline of 11.7% for the comparable period of 2008. The increase in the monetary base during the first six months of 2009 was attributable to the 3.4% increase in the statutory cash reserves of the commercial banks. During the first half of 2009, money supply (M2) grew by 2.0%, relative to a decline of 3.0% for the comparable period of 2008, primarily due to a faster rate of growth in narrow money.

During 2008, the Bank of Jamaica tightened monetary policy in response to severe challenges emanating from adverse developments in the external environment. The challenges were manifested in accelerating inflation in the first half of 2008 and instability in domestic financial markets, particularly in the second half of the year. In response, the Bank of Jamaica offered variable rate instruments to the market and increased interest rates on the entire spectrum of its open market operations instruments. The interest rate on the Bank of Jamaica benchmark 180-day instrument increased from 12.0% at December 2007 to 21.5% at December 2008. Concurrently, there was a reduction in the commercial banks’ weighted average loan rate from 17.1% at December 31, 2007, to 16.8% at December 31, 2008. A decline in inflation and lower inflationary expectations have facilitated an easing of monetary policy during the second and third quarters of 2009. By September 2009, the interest rate on the Bank of Jamaica benchmark 180-day instrument had been reduced to 17.0%. The reduction in the BOJ interest rates contributed to continued declines in commercial bank rates. The weighted average loan rate declined further to 16.5% as of June 2009.

The following tables show determinants of money supply and interest rates for the five years ended December 31, 2008:

Money Supply

	2004	2005	2006	2007	2008(3)
	(in millions of J$)

Narrow Money (M1)	67,823.4	75,200.3	86,885.5	105,554.7	100,097.1
Currency	26,643.7	29,630.2	35,780.8	40,674.9	41,995.8
Quasi-Money(1)	143,608.9	155,434.0	169,527.3	194,645.6	213,042.3
Monetary Base(2)	45,055.6	49,417.7	57,975.5	65,257.0	71,498.5
Broad Money (M2)	211,432.3	230,634.3	256,412.8	300,200.3	313,139.4

(1)	Quasi-money comprises time deposits and savings deposits.
(2)	The monetary base comprises currency issue in the hands of the public, plus vault cash held in the banking system, statutory cash reserves and demand deposits of commercial banks held at the Bank of Jamaica.
(3)	Provisional figures.

Source: Bank of Jamaica.

Interest Rates

	2004	2005	2006	2007	2008
	(%)

Weighted Average Loan Rate	17.7	17.3	17.6	17.1	16.8
Weighted Average Time Deposit Rate	7.8	7.0	6.6	7.0	7.4
Treasury Bill Yield(1)	14.9	13.6	12.3	13.3	24.4

(1)	Tenors of treasury bills are approximately 182 days.

Source: Bank of Jamaica.

During the five years ending December 31, 2008, the yield on 182-day treasury bills declined from 14.9% in 2004 to 13.3% in 2007, and then increased to 24.5% in 2008. The reduction in yields during the first four years of the period was consistent with the continued increase in investor confidence and reductions in the Bank of Jamaica’s open market rates. The increase in yields in 2008 was influenced by the increase in the rate of inflation and the instability in the foreign exchange market. At December 31, 2008, the treasury bill yield was 22.0% for bills of 92 days maturity. Because of a moderation in inflation and inflationary expectation, as well as stability in the foreign exchange market, particularly after the March 2009 quarter, the 92-day and 180-day Treasury bill yields declined to 16.4% and 17.4%, respectively, by September 2009.

In the summer of 1998, the Bank of Jamaica announced its medium-term goal to reduce cash reserve requirements for commercial banks. As a first step towards meeting this goal, the Bank of Jamaica reduced in increments the reserve requirement for commercial banks from 25% prior to August 1998 to 17% in May 1999, thereby equalizing the cash reserve requirement for commercial banks and other deposit-taking institutions. Having equalized the cash reserve requirement, further reductions were gradually effected, resulting in an overall reduction to 9.0% at March 2002. In response to challenges which emerged from the global financial crisis, the Bank of Jamaica instituted a number of initiatives, including increasing the cash reserve requirement. During 2008, the cash reserve requirement was increased from 9.0% as of December 2007 to 11.0% as of December 2008. In February 2009 the cash reserve requirement was increased by a further 3.0 percentage points to 14.0%. Since then, the rate has remained stable.

The Bank of Jamaica monitors the level of liquid assets outstanding to ensure that at all times supervised financial institutions meet their statutory liquidity obligations. The liquid assets requirement for deposit-taking institutions was 25% at December 31, 2008, and commercial banks held excess liquid assets of J$23.9 billion above the statutory minimum requirements. These reserve requirements are applicable to domestic currency liabilities. Due to the increase in the cash reserve requirement, the liquid asset requirement for deposit taking institutions was increased to 28.0% at February 2009, from 25.0% at December 31, 2008. During the same period, the excess liquid asset holdings of commercial banks increased from J$22.2 billion to J$39.5 billion above the statutory minimum requirements.

The Financial System

The global financial crisis has had limited direct adverse effects on financial institutions in Jamaica, given their limited exposure to international markets and the banking reforms of earlier years that ensured that institutions were adequately capitalised and were subject to strict regulatory requirements and oversight. Capital ratios have remained above the minimum risk weighted capital ratio of 10.0% and the capital to total assets requirement of 6.0%. At December 2008, for the deposit-taking financial institutions the risk weighted capital adequacy ratio was 16.0% and the capital to total assets ratio was 9.6%. This compares with the Basel minimum requirement for risk weighted capital adequacy ratio of 8.0%. Basel has not yet set a minimum requirement for capital to total assets, but the Federal Reserve Bank has a minimum of 6.0%.

An indirect impact on Jamaica resulting from the global financial crisis was the loss in credit facilities, including cuts in and withdrawal of margin funding arrangements. In response, the Bank of Jamaica made a special loan facility available to domestic financial institutions to facilitate repayment of margin arrangements held with overseas brokers. These margin arrangements had been collateralised with Government of Jamaica global bonds. There is also evidence of a deterioration in the asset quality of deposit-taking institutions, which is attributable to the decline in real growth consequential on the decline in the demand for Jamaica’s exports given the economic recession in Jamaica’s major export markets. At December 2008, non-performing loans as a percentage of total loan portfolio were 2.9% compared to 2.3% at December 2007. However, this was well within the international benchmark of 10% of total loan portfolio.

There was also limited exposure to the regional CL Financial Group (CLICO), which was intervened by the Trinidad & Tobago authorities in January 2009. This exposure was limited to credit facilities extended to a CLICO affiliated institution which acquired shares in a Jamaican corporation. No losses are anticipated on those exposures because they are fully collateralised.

Jamaica’s financial system is integrated with regional and international financial markets. Since the beginning of the liberalization process in 1991 until 1994, the banking and insurance services sector expanded significantly. Since 1995, however, the financial system has undergone consolidation as a result of a combination of closures and mergers. At December 31, 2008, there were seven commercial banks, four merchant banks and finance houses and four building societies in operation in Jamaica.

At December 31, 2008, the assets and liabilities of commercial banks amounted to J$548.3 billion, representing an 11.7% increase over December 31, 2007. On the asset side, total loans and advances were J$246.2 billion at December 31, 2008, representing an increase of 26.2% compared to 2007. On the liabilities side, total deposits were J$334.0 billion in 2008, representing an increase of 4.0% compared to 2007.

The total assets and liabilities of deposit-taking financial intermediaries other than commercial banks (i.e., building societies, merchant banks and finance houses) were J$172.0 billion at December 31, 2008, representing an increase of 1.1% over 2007. Outstanding loans and advances in these entities at December 31, 2008 was J$86.9 billion, representing an increase of 18.7% over 2007, while deposits were J$107.8 billion, representing an increase of 6.1% from 2007.

Financial Sector Restructuring

Jamaica has experienced significant problems within its financial sector as a result of the interrelationships between affiliated banks, building societies and insurance companies; weak management practices; and the significant slowing of the rate of inflation. Between 1993 and 1998, the Minister of Finance and Planning, pursuant to powers vested in him under amendments to the Banking Act, the Financial Institutions Act and the Bank of Jamaica Act, placed 12 financial institutions under temporary management and intervened in 10 financial institution groups that included banks, insurance companies and their non-core businesses. Two institutions, FIS and FINSAC, were created by Jamaica to facilitate the resolution of the failed banks and to proceed with the restructuring and reorganization of the financial sector.

Legislation and Regulation

Laws and regulations governing the financial sector include:

•	The Bank of Jamaica Act 1960;

•	The Unit Trust Act 1971;

•	The Financial Institutions Act 1992;

•	The Banking Act 1992;

•	The Securities Act 1993;

•	The Building Societies Act and the related Bank of Jamaica (Building Societies) Regulations 1995;

•	The Industrial and Provident Societies Act and the related Bank of Jamaica (Industrial and Provident Societies) Regulations 1995;

•	The Deposit Insurance Act 1998;

•	The Insurance Act 2001;

•	The Financial Services Commission Act 2001;

•	The Pensions (Superannuation Funds and Retirement Schemes) Act 2004;

•	The Terrorism Prevention Act 2005; and

•	The Proceeds of Crime Act 2007.

Jamaica implemented upgraded deposit-taking financial legislation in the form of the Financial Institutions Act and the Banking Act in 1992 to provide for, among other things, a standardized legal framework for the operations of commercial banks and other licensed deposit-taking intermediaries, including enhanced minimum capital adequacy standards. In addition, these acts provided the Bank of Jamaica, in certain instances, and the Minister of Finance and Planning, in others, with the means to take actions such as issuing “cease and desist” orders and assuming temporary management of such institutions when there is evidence of unsound banking practices or where the institution’s financial viability is in jeopardy.

In order to strengthen the existing regulatory framework, in light of the difficulties in the financial sector, Parliament passed amendments to the Banking Act, the Financial Institutions Act, the Building Societies Act and the Industrial and Provident Societies Act in October 1997. Some features of these amendments included:

•

empowering the Minister of Finance and Planning to take control of the shares of any licensee that is no longer viable, to effect a sale of the licensee’s shares or assets or to restructure the entity in the interest of its depositors;

•	empowering the Supervisor of Banks to issue “cease and desist” orders in respect of financial institutions experiencing problems and to require special audits of these institutions;

•	enhancing the existing “fit and proper” criteria that relate to directors, significant shareholders and senior management of licensees;

•	tightening credit limits for unsecured lending, and prohibiting the issuance of unsecured credit to any affiliated parties;

•	imposing a lower ceiling on total lending to or investment in all affiliated parties;

•	tightening investment limits;

•	reducing the non-accrual period for interest on non-performing loans from six months to three months;

•	imposing minimum solvency standards and risk-based criteria;

•	specifying the obligations of bank auditors in the presentation of findings and imposing obligations on auditors to report irregularities to the Bank of Jamaica;

•	allowing for the examination of the accounts of holding companies of supervised financial institutions; and

•	prohibiting industrial and provident societies from taking deposits without written authorization from the Minister.

These revisions provided the Bank of Jamaica, in certain instances, and the Minister, in others, with a wider range of sanctions and greater powers of intervention to use with respect to troubled financial institutions. See also “Public Finance—Improvements in the Legislative and Regulatory Framework”.

In March 2002, further amendments were made to Jamaican banking laws to grant the Bank of Jamaica expanded powers to supervise financial institutions with deposit-taking capability. These amendments included:

•

the transfer to the Bank of Jamaica of powers of the Minister to assume temporary management of deposit-taking institutions in the event that the Bank of Jamaica believes that such an intermediary is, or appears, unlikely to meet its obligations;

•	the granting to the Bank of Jamaica of powers to assess fines for specific offences under the Banking Act and Financial Institutions Act;

•	the granting to the Bank of Jamaica of power to require a deposit taking institution to legally separate its banking operations from investment activities undertaken on behalf of investor clients;

•	the granting to the Bank of Jamaica of power to effectively carry out consolidated supervision of banks and other companies that are members of a group of which the bank is a member; and

•	the broadening of the types of cases in which a bank may disclose information concerning specific customer accounts.

These revisions have significantly increased the scope of the Bank of Jamaica’s regulatory authority, including its powers of intervention, by expanding the Bank of Jamaica’s ability to temporarily manage troubled financial institutions. See also “Public Finance—Improvements in the Legislative and Regulatory Framework”.

Additionally, in February 2004, amendments were passed to the Bank of Jamaica Act, which effectively brought all operators of remittance companies or agencies under the supervisory ambit of the Bank of Jamaica. The regulatory regime for remittance entities came into effect in July 2005 and involves a licensing requirement that entails fit and proper due diligence checks and assessments of their systems and procedures prior to licensing, as well as both on- and off-site reviews and assessments.

Supervisory powers were further expanded in March 2005 by amendments to the Bank of Jamaica Act to clarify the Bank of Jamaica’s ability to share information with other Supervisors in keeping with the FATF’s revised 40 Recommendations on Anti-Money Laundering and the Combating of the Financing of Terrorism. Similarly, supervisory powers of sanction were also expanded to expressly deal with breaches by financial institutions of their obligations under non-financial statutes under which specific obligations were imposed (e.g., the Money Laundering Act was replaced by the Proceeds of Crime Act and the Terrorism Prevention Act. See “—Proceeds of Crime Act” below). This was achieved by amendments to the Banking Act and Financial Institutions Act, which were passed into law in December 2004. In regards to the Bank of Jamaica (Building Societies) Regulations, the amendments were passed in Parliament in February 2005.

Omnibus Bill

Jamaica has identified a need to consolidate the Banking Act, the Financial Institutions Act and the Bank of Jamaica (Building Societies) Regulations, in tandem with related subsidiary regulations. Accordingly, in 2007 the Bank of Jamaica continued the process of drafting an Omnibus Bill. The new Omnibus Bill will also seek to include all legislative amendments necessary to achieve the fullest possible compliance with the Basel Core Principles for Effective Banking Supervision. The Bill will also provide a broader framework for regulation and consolidated supervision with respect to the activities of licensed deposit-taking entities and their financial holding companies. Revisions to the draft Bill now in process are focused on issues such as the proposed role of credit bureaus, enhancements to banking supervisory powers with respect to the investigation and prosecution of illegal deposit-taking activities, clarity on the circumstances in which illegal activity will be deemed to have taken place, electronic reporting and consolidated and conglomerate supervision.

Deposit Insurance

In March 1998, Parliament passed the Deposit Insurance Protection Act, designed to protect depositors through the establishment of a Deposit Insurance Scheme, or the Scheme. The Deposit Insurance Act established the Jamaica Deposit Insurance Corporation, which administers the Scheme and ultimately the Deposit Insurance Fund, or the Fund. The financial institutions covered under the Scheme are all commercial banks, merchant banks and building societies, and all deposits (excluding government deposits and inter-bank deposits) held at these institutions are insured under the Scheme. The insured institutions must contribute to the Fund by paying an initial and annual premium, which will be used to pay depositors in circumstances where an insured institution is unable to meet its deposit liabilities.

When the Scheme was established, the coverage limit was set at J$200,000 per depositor, per institution. In order to maintain or enhance the level of protection to depositors, the limit is constantly under review, and has been adjusted twice since establishment; up to J$300,000 on July 11, 2001, then up to J$600,000 effective July 1, 2007. As at December 31, 2008, the coverage provided by the Jamaica Deposit Insurance Corporation protected approximately 97.5% of accounts in insured institutions or 31.5% of the total value of deposits held.

In addition, the Deposit Insurance Act also provides for the sharing of information between the Bank of Jamaica and the Jamaica Deposit Insurance Corporation, to enable the Corporation to be fully apprised of the financial condition of the institutions it insures.

Credit and Provisioning Regulations

The Bank of Jamaica is undertaking a comprehensive re-drafting of regulations to provide specific legal guidelines for loan accounting, credit classification and provisioning requirements for bad and doubtful debts. The regulations are being reviewed in order to take account of developments in international standards such as the

International Financial Reporting Standards (IFRS) and banking supervision principles issued by the Basel Committee of Banking Supervisors, such as Basel Core Principles and the Basel Standard for Sound Credit Risk and Valuation of Loans.

Capital Adequacy Regulations

In 2004, regulations were promulgated establishing minimum risk-based capital standards for commercial banks and licensed financial institution. These regulations introduced the concept of Tier I and Tier II capital utilized by regulators internationally, which define eligible components and provide the framework for assigning risk weights to on and off balance sheet items. Under the regulations, the overall minimum capital required to be maintained in relation to risk assets is 10%. At December 31, 2008, all supervised institutions were in compliance with this requirement.

Qualifications of Auditors Regulations

The Bank of Jamaica has drafted regulations that specify the standards for auditors in undertaking an external audit of supervised financial institutions. Among other things, the criteria specified in these regulations relate to the independence, experience and qualification of the external auditors. These proposed regulations would also require prior notification to the Bank of Jamaica of proposed appointments. The Bank of Jamaica would also be empowered to object to the appointment of an auditor if, there is evidence that such auditor is not in compliance with the provisions of the regulations.

Bank of Jamaica (Credit Unions) Regulations

The Bank of Jamaica has drafted regulations to establish the supervisory regime applicable to credit unions. These regulations will, among other things, prescribe prudential criteria and minimum solvency standards covering, inter alia, essential areas such as licensing, capital adequacy, liquid assets, credit and provisioning, submission of financial statements and remedial action that can be taken by supervisory authorities with respect to problem credit unions. The draft regulations have benefited from extensive dialogue with the credit union sector and are pending presentation to Parliament by the Minister of Finance and the Public Service.

Payments and Settlement System Legislation

Legislation to deal with the regulation of the payments and settlement system in Jamaica has been drafted. The proposed legislation will formally establish the legal framework for the oversight of the payment and settlement system and will address matters such as: finality of payments, effect of insolvency on payments already in the system, and upgrading of the settlement infrastructure by, inter alia, allowing for real-time gross settlement. In this regard, Jamaica implemented a real-time gross settlement system in February 2009 and introduced a Central Securities Depository (CSD) in May 2009. The CSD is intended to house Government of Jamaica and Bank of Jamaica (domestic) securities.

Passage of this legislation will be the first step in ensuring that Jamaica’s payment and settlement system operates in accordance with the Bank for International Settlements (BIS) Core Principles for Systemically Important Payment Systems.

The Cooperative Societies (Amendment) Bill

The Cooperative Societies (Amendment) Bill, which is currently at drafting stage, will seek to restrict the deposit-taking activities of cooperative societies to those cooperative societies that operate as credit unions. Secondly, it will seek to bring credit unions under the regulatory ambit of the Minister of Finance and the Bank of Jamaica.

Proceeds of Crime Act

The Proceeds of Crime Act (POCA) was passed by Parliament in early 2007 and came into effect on May 30, 2007. This statute is supported by the Proceeds of Crimes (Money Laundering) Regulations and the Proceeds of Crimes (Confiscation) Regulations which were also promulgated in 2007. With the passage of the POCA, the former Money Laundering Act, related Regulations and the Drug Offences (Forfeiture of Proceeds) Act were repealed and replaced. The wide-ranging POCA legislation provides for the investigation, identification and recovery of the proceeds of crime. Responsibilities previously delegated to the Bank of Jamaica, as the “competent authority” for deposit-taking institutions under the Money Laundering Act, are now subsumed by the POCA. Among other matters, the Act now provides for revised Threshold Reporting Transaction Limits for banking entities of US$15,000.00 (US$50,000.00 previously) and gives the Minister of National Security (as the responsible minister under POCA) the power to designate professions and businesses as financial institutions for the purposes of reporting and complying with Anti-Money Laundering requirements. POCA also seeks to address all the loopholes that hampered investigative and prosecutorial efforts to combat money laundering that existed under the previous Drug Offences Forfeiture of Proceeds Act and the Money Laundering Act.

Bank of Jamaica AML/CFT Guidance Notes

In 2004 Jamaica upgraded its Anti-Money Laundering Guidance Notes, which were originally issued during the 1990s, to include, inter alia, provisions consistent with the revised FATF 40 Recommendations of 2003 and the Eight Special Recommendations for Terrorist Financing. The Guidance Notes provide specific guidance to all institutions supervised by the Bank of Jamaica on the detection and prevention of Money Laundering and the Financing of Terrorism. Revisions to the Guidance Notes were issued in 2005 and 2007 to incorporate, among other things, the Ninth Recommendation of the FATF on combating of terrorism financing and enhanced guidance on customer due diligence verification. During 2007, the Bank undertook another round of revisions with a view to incorporating relevant provisions of the Proceeds of Crime Act (POCA) and the POCA (Money Laundering Prevention) Regulations. The revisions took into account comments from the industry and the completed Guidance Notes have been submitted to the Ministry of National Security for approval and gazetting.

Terrorism Prevention Act

The Terrorism Prevention Act gives effect to the UN Convention on the Suppression of the Financing of Terrorism as well as to various other UN Security Council resolutions. This Act imposes reporting obligations on financial institutions, which will assist the authorities in identifying, tracing and ultimately forfeiting assets owned or controlled by terrorists, and provides law enforcement with the widest range of investigative tools to achieve these objectives. The Terrorism Prevention Act was passed by the Parliament in March 2005 and came into effect in June 2005.

Terrorism Prevention (Reporting Entities) Regulations

These Regulations, which are to be promulgated under the Terrorism Prevention Act, will outline the operational controls that must be maintained by financial institutions particularly when contemplating the commencement of a business relationship or one-off transaction. These regulations will largely mirror the Know Your Customer (KYC) obligations contained in the regulations under the Proceeds of Crime Act and will require financial institutions to establish and maintain appropriate procedures in relation to identification, record-keeping, internal controls, communication, and training of employees. These Regulations will also prescribe the requisite Declaration Forms for transactions that the reporting entity knows or suspects is one that constitutes a terrorism offense; and for the quarterly reports as to whether or not the reporting entity is holding property in respect of a person who is on the United Nations list of designated terrorists or in respect of a person who has links with terrorists or terrorist groups or organizations.

The Financial Investigations Division Bill

The Financial Investigations Division Bill proposes to give the existing Financial Investigations Division (FID) of the Ministry of Finance and the Public Service the necessary statutory powers and protections to carry out that Division’s mandate of investigating and prosecuting financial crime, including money laundering and the financing of terrorism. The FID operates as Jamaica’s Financial Intelligence Unit (FIU) and the passage of the statute will assist the FID in attaining membership with the Egmont Group of FIU.

The Credit Reporting Bill

This statute will establish a credit reporting system and is designed to improve credit assessment processes and to facilitate enhanced risk management and loan pricing strategies throughout the financial sector. A licensing system will be imposed on persons who intend to offer credit reporting services and prescribed reporting processes will be outlined to ensure objective and standardized reporting of credit information. Persons offering credit reporting services will be subject to regulation by the Bank of Jamaica. This bill was tabled in Parliament in July 2008.

Standards of Best Practices

To date, the Bank of Jamaica has issued 13 Standards of Best Practices and Guidance for the management of deposit-taking entities. These include:

•	Standards of Best Practices for Capital Management;

•	Standards of Best Practices for Credit Risk Management;

•	Standards of Best Practices for Securities Portfolio Risk Management;

•	Standards of Best Practices for Liquidity Risk Management;

•	Standards of Best Practices for Interest Rate Risk Management;

•	Standards of Best Practices for Foreign Exchange Risk Management;

•	Standards of Best Practices for Internal Controls;

•	Standards of Best Practices for Real Estate Appraisal Management;

•	Standards of Best Practices for the Management or Investment of Customers’ Funds;

•	Guidance Notes for the Detection and Prevention of Money Laundering and Terrorist Financing Activities;

•	Guidelines for Fit and Proper Assessments;

•	Standards of Best Practices for Country and Transfer Risk; and

•	Standards of Best Practices for Effective Corporate Governance.

Since the 2005 FSAP exercise, the Bank of Jamaica has systematically revised these standards in order to further promote the establishment of comprehensive risk management processes in deposit-taking institutions in accordance with the revised Basel Core Principals and as necessary precursor to full implementation of the Basel II framework. See “Public Finance—Improvements in the Legislative and Regulatory Framework”. In this regard, the standards relating to credit risk and market risk management have been updated considerably for issue and discussion with the industry.

Basel II

The Bank of Jamaica will be adopting the Basel II Capital Adequacy Framework on a phased basis leading to full implementation by 2012. The emphasis of the Bank of Jamaica in the first phase has been on the full implementation of consolidated supervision, full compliance with the Basel Core Principles and the promotion of enhanced risk management frameworks in deposit-taking entities, which are all considered to be necessary pre-requisites to effective Basel II implementation. The second phase will focus on implementation of Pillar II, which deals with supervisory review principles. The third phase will focus on implementation of Pillar III, which addresses market discipline requirements, and in the final phase the Bank will fully adopt Pillar I, which focuses on quantitative assessment.

Consolidated and Conglomerate Supervision of Financial Groups

Legislation governing the activities of deposit-taking entities was amended in 2002 to extend the regulatory and supervisory reach of the Bank of Jamaica beyond the licensee itself, to include the wider financial group of which the licensee is a part. Pursuant to these amendments, the Bank of Jamaica has been working towards the full implementation of a comprehensive consolidated/conglomerate supervision regime. This has included the promotion of the reconfiguring of financial groups containing deposit-taking entities, into supervisable financial structures and the extension of “fit and proper” assessments to principals of financial holding companies and other entities within relevant financial groups. Further enhancements to the legislative framework will be incorporated in the Omnibus Statute.

The Stock Market

The Jamaica Stock Exchange, or JSE, is the oldest and largest stock exchange in the English-speaking Caribbean. It was established as a private limited company in August 1968, and floor trading commenced in February 1969. The JSE is a self-regulatory organization, although the Financial Services Commission has regulatory oversight. The JSE has in place a comprehensive code of rules governing members’ conduct and market operations, and has not experienced any market scandal during its 40-year history. The Financial Services Commission also regulates the Jamaican securities industry. Transactions done on the floor of the JSE are settled using a T+3 cycle.

The JSE has undertaken several modernization initiatives in recent years. In 1997, the JSE established a formal relationship with the CUSIP Service Bureau for the assignment of international securities identification numbers (ISIN) for Jamaican securities. In 1998, the Jamaica Central Securities Depository Limited, designed in conformity with G-30 standards, was incorporated as a legal entity and began operations on June 1, 1998. In February 2000, the JSE introduced automated trading, and as of May 2000 all securities listed on the JSE are traded remotely from brokers’ offices.

A total of 2.95 billion shares (including blocks) traded in 2008, an increase of 21.35% from the 2.4 billion shares traded in 2007. The value of shares traded in 2008 amounted to J$67 billion, an increase of 130.8% from 2007. For the first six months of 2009, 849.5 million shares traded (including blocks), with a total value of J$3.6 billion. In 2008, there were nine new listings added to the market. The JSE ended 2008 with 45 listed companies.

The stock market index decreased by 25.8% from January 1, 2008 to December 31, 2008. In 2008, the index peaked at 114,356.08 points in February and registered a low of 76,912.11 points in December before ending at 80,152.03 points at December 31, 2008. On June 30, 2009, the index closed at 80,866.14 points, representing a 0.89% increase from the beginning of 2009.

At December 31, 2008, market capitalization totaled J$597.3 billion, down 31.9% from 2007. The top ten listed companies account for approximately 81% of market capitalization, with the top four listed companies accounting for 50% of market capitalization at December 31, 2008. At June 30, 2009, there were 41 domestic companies and four foreign companies listed on the JSE, and market capitalization totaled J$602.12 billion.

The following table shows yearly trading data for the Jamaica Stock Exchange for the years 2001 to 2008:

Jamaica Stock Exchange Trading Data

Period	Period-End Market Capitalization	Value Traded	Period-End Market Index	No. of Listed Companies	No. of Brokers
	(in millions of J$)	(in millions of J$)

2001	197,717.5	5,948.4	35,723.6	43	10
2002	292,297.9	7,636.9	45,396.2	41	10
2003	512,884.4	24,237.3	67,586.7	42	10
2004	879,297.2	35,994.8	112,655.5	41	11
2005	839,852.8	40,746.7	104,510.4	41	11
2006	822,862.4	37,041.0	100,678.0	44	11
2007	876,690.6	29,047.4	107,968.0	44	11
2008	597,277.0	67,026.9	80,152.0	45	11

Source: Jamaica Stock Exchange.

SIGNATURE

Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant, the Government of Jamaica, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kingston, Jamaica on December 30, 2009.

GOVERNMENT OF JAMAICA

By:	/S/ AUDLEY SHAW
Name:	Audley Shaw
Title:	Minister of Finance and the Public Service